EXHIBIT 99.1

For Immediate Release 18-39-TR	Date:	October 24, 2018
TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2018

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported profit attributable to shareholders of $1.3 billion ($2.23 per share) and adjusted profit attributable to shareholders of $466 million ($0.81 per share) in the third quarter compared with profit of $584 million ($1.01 per share) and adjusted profit of $605 million ($1.05 per share) a year ago.

“We continued to advance our key growth initiative and strengthen our financial position by receiving regulatory approval for our Quebrada Blanca Phase 2 project, closing the $1.2 billion Waneta Dam sale and reducing our outstanding notes by US$1 billion,” said Don Lindsay, President and CEO. “Our operations continued to perform well, although commodity prices for all our key products declined during the third quarter, resulting in lower adjusted earnings and EBITDA compared with the second quarter of this year.”

Highlights and Significant Items

•
Profit attributable to shareholders was $1.3 billion ($2.23 per share) in the third quarter compared with $584 million ($1.01 per share) a year ago. Adjusted profit was $466 million ($0.81 per share) in the third quarter compared with $605 million ($1.05 per share) in the third quarter of last year.

•
EBITDA was $2.1 billion in the third quarter compared with $1.4 billion in the third quarter of 2017. Adjusted EBITDA was $1.2 billion in the third quarter compared with $1.4 billion in the same period a year ago.

•
Gross profit was $1.0 billion in the third quarter compared with $1.1 billion a year ago. Gross profit before depreciation and amortization was $1.4 billion in the third quarter compared with $1.5 billion in the third quarter of 2017.

•	Plant performance at Fort Hills has exceeded expectations and we expect full year production to be near the high end of our guidance for 2018.

•
We received regulatory approval for our Quebrada Blanca Phase 2 (QB2) project in late August with a unanimous vote from Chilean authorities, a major step forward in advancing the project. Our search for an additional partner for QB2 continues to advance and our objective is ultimately to hold a 60–70% interest in the project. We are encouraged by our

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com progress and continue to consider that a transaction may be announced in the fourth quarter of 2018.

•
In July, we completed the sale of our two-thirds interest in the Waneta Dam to BC Hydro for $1.2 billion cash. We recorded a pre-tax gain of $888 million, with no cash taxes payable on the transaction.

•
In August, we purchased US$1.0 billion principal amount of our near-term debt maturities, reducing the outstanding balance to US$3.8 billion. We recorded a CAD$26 million pre-tax charge on the transaction.

•
Customer sales in steelmaking coal in the third quarter were strong and would have significantly exceeded our guidance of 6.8 million tonnes. However, reduced volumes due to operating problems at Westshore Terminals once again negatively affected deliveries by approximately 250,000 tonnes and our revenues by approximately $55 million.

•
The Red Dog concentrate shipping season is expected to be complete in late October. We expect to ship approximately 1.05 million tonnes of zinc concentrate and 175,000 tonnes of lead concentrate, representing all of the concentrate available to be shipped from the operation.

•
In early October, we received regulatory approval to renew our normal course issuer bid allowing us to purchase up to 40 million of our Class B subordinate voting shares during the period starting October 10, 2018 and ending October 9, 2019.

•
For the ninth straight year, we have been named to the Dow Jones Sustainability World Index, indicating that our sustainability practices are in the top 10% of the 2,500 largest companies in the S&P Global Broad Market Index.

•	Our liquidity remains strong at over $5.7 billion inclusive of $1.8 billion in cash at October 24, 2018 and US$3.0 billion of undrawn, committed credit facilities.

•	We have updated our guidance for certain production items, unit costs and capital expenditures. Further details are located in the Guidance section.

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This management’s discussion and analysis is dated as at October 24, 2018 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2018 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2017. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2017, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

Prices for our principal products were mixed in the third quarter compared with the same period a year ago. Steelmaking coal prices increased by 10% compared with a year ago and averaged US$172 per tonne in the third quarter, reflecting continued strong demand and supply constraints for seaborne steelmaking coal. However, copper and zinc prices declined by 4% and 14%, respectively, compared with the third quarter of 2017. Commodity markets have generally weakened since the end of the second quarter and prices for our products declined in the third quarter compared with the second quarter of this year. Copper and zinc average quarterly prices declined by 11% and 18%, respectively, while steelmaking coal prices declined to a lesser extent, decreasing by 6%.

In the oil market, Western Canadian Select (WCS) averaged US$47 per barrel in the third quarter compared with US$49 per barrel in the second quarter of this year and US$38 per barrel in third quarter of 2017. WCS differentials (the discount to the WTI) averaged US$22.25 per barrel in the third quarter compared with US$9.94 per barrel in the same period a year ago and have currently widened to approximately US$46 per barrel for November settlements due to limited pipeline capacity to accommodate new heavy oil production from western Canada and the temporary closure of some U.S. refining capacity for maintenance work.

In our steelmaking coal business, unit cost increases were partly driven by our decision to increase mining activity to capture margin in this favourable steelmaking coal price environment. In addition, increased diesel and operating supplies costs also resulted in increased unit costs. Costs were higher at our Trail Operations due to both maintenance issues and the effect of wild fires in southeast British Columbia. At Fort Hills, mining operations were constrained due to soft ground conditions in July, but subsequently improved in August and September. In addition, Fort Hills completed its first planned maintenance at the end of September, which restricted production to half the plant capacity for the last two weeks of the quarter.

In August, we received regulatory approval for our Quebrada Blanca Phase 2 (QB2) project in Chile. QB2 will be a high-quality, low-cost, long-life operation with significant expansion potential, and will significantly increase our copper production. QB2 has an initially permitted mine life of 25 years utilizing only a quarter of the currently estimated mineral reserves and resources, with expected annual production of 300,000 tonnes of copper equivalent in the first five years. Regulatory approval is a key step forward towards a potential construction sanction decision, which could be considered as early as December. In advance of a potential sanction decision, work is progressing to further optimize the initial mine life of QB2 as well as mining and production rates in the early years of operation. Engineering studies are also underway to
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assess the potential to double the throughput of QB2 in a subsequent expansion, which we refer to as the Quebrada Blanca Phase 3 project (QB3).

In July, we completed the sale of our two-thirds interest in the Waneta Dam to BC Hydro for $1.2 billion in cash. We recorded a pre-tax gain of $888 million, with no cash taxes payable on the transaction. In August, we strengthened our balance sheet by purchasing US$1.0 billion principal amount of our near-term debt maturities. We may purchase further debt from time to time as opportunities arise. At the end of the third quarter, our net debt to net debt-plus-equity ratio was 14% compared with 21% at December 31, 2017 and 28% at December 31, 2016.

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Profit and Adjusted Profit1

Profit attributable to shareholders in the third quarter was $1.3 billion, or $2.23 per share, compared with $584 million, or $1.01 per share, in the same period a year ago.

Adjusted profit attributable to shareholders, taking into account the items identified in the table below, was $466 million, or $0.81 per share, compared with $605 million, or $1.05 per share, in the third quarter last year. The most significant adjusting item was an $812 million after-tax gain in the third quarter of 2018 on the sale of our two-thirds interest in the Waneta Dam.

The decline in our adjusted profit in the third quarter compared with a year ago was partly due to lower base metals prices, negative pricing adjustments, lower steelmaking coal sales volumes and reduced volumes from our Trail Operations. In addition, we experienced higher unit costs in our steelmaking coal business unit, which were attributable to a number of factors, including our efforts to capture margin in the favourable steelmaking coal price environment. These items were partly offset by higher steelmaking coal prices and a weaker Canadian dollar, which positively affected our profit in the period, as most of our revenues are realized in U.S. dollars.

Profit and Adjusted Profit
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Profit attributable to shareholders	$1,281	$584	$2,674	$1,720
Add (deduct):
Debt purchase losses	19	–	19	159
Debt prepayment option loss (gain)	(17)	(15)	7	(48)
Asset sales and provisions	(812)	8	(809)	(1)
Foreign exchange loss (gain)	(6)	–	(5)	(19)
Collective agreement charges	1	28	1	29
Other	–	–	(15)	–
Adjusted profit	$466	$605	$1,872	$1,840
Adjusted basic earnings per share[1]	$0.81	$1.05	$3.26	$3.19
Adjusted diluted earnings per share[1]	$0.80	$1.03	$3.21	$3.14

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, inventory write-downs primarily of long-term, low-grade inventory at Red Dog, share-based compensation and changes in the discounted value of decommissioning and restoration costs at closed mines. Taken together, these items resulted in $75 million of after-tax losses ($111 million before tax) in the third quarter, or $0.13 per share. We do not adjust our reported profit for these items, as these are regular occurrences.

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
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FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2018	2017	2018	2017

Revenues and profit
Revenues	$3,209	$3,075	$9,317	$8,754
Gross profit before depreciation and amortization[1]	$1,389	$1,468	$4,693	$4,419
Gross profit	$1,009	$1,068	$3,610	$3,304
EBITDA[1]	$2,064	$1,370	$5,022	$4,026
Profit attributable to shareholders	$1,281	$584	$2,674	$1,720

Cash flow
Cash flow from operations	$882	$901	$3,109	$3,602
Property, plant and equipment expenditures	$397	$390	$1,202	$1,075
Capitalized stripping costs	$162	$175	$534	$500
Investments	$140	$78	$290	$149

Balance Sheet
Cash balances			$1,483	$889
Total assets			$38,373	$35,451
Debt, including current portion			$5,235	$6,122

Per share amounts
Profit attributable to shareholders	$2.23	$1.01	$4.66	$2.98
Dividends declared	$0.05	$0.05	$0.15	$0.15

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	6.4	6.8	18.9	19.7
Copper[2]	72	75	221	209
Zinc in concentrate	180	184	516	488
Zinc — refined	74	78	228	230
Bitumen (million barrels)[3]	2.5	–	3.2	–

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	6.7	7.4	19.4	20.2
Copper[2]	69	68	220	201
Zinc in concentrate	184	192	439	438
Zinc — refined	75	77	229	227
Blended bitumen (million barrels)[3]	3.1	–	4.3	–

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$172	$156	$186	$176
Copper (LME cash — US$/pound)	$2.77	$2.88	$3.01	$2.70
Zinc (LME cash — US$/ pound)	$1.15	$1.34	$1.37	$1.26
Blended bitumen (realized US$/barrel)[3]	$48.94	$–	$50.14	$–
Average exchange rate (C$ per US$1.00)	$1.31	$1.25	$1.29	$1.31

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 90% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.31% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Nine months ended September 30, 2018 production volumes, sales volumes and realized prices for bitumen are from June 1, 2018.
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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Revenues
Steelmaking coal	$1,505	$1,449	$4,675	$4,678
Copper	611	565	2,081	1,640
Zinc	884	1,061	2,274	2,436
Energy[1]	209	–	287	–
Total	$3,209	$3,075	$9,317	$8,754

Gross profit, before depreciation and amortization[2]
Steelmaking coal	$810	$826	$2,770	$2,928
Copper	291	281	1,096	729
Zinc	281	361	807	762
Energy[1]	7	–	20	–
Total	$1,389	$1,468	$4,693	$4,419

Gross profit
Steelmaking coal	$634	$625	$2,221	$2,389
Copper	171	143	739	298
Zinc	218	300	663	617
Energy[1]	(14)	–	(13)	–
Total	$1,009	$1,068	$3,610	$3,304

Gross profit margins before depreciation[2]
Steelmaking coal	54%	57%	59%	63%
Copper	48%	50%	53%	44%
Zinc	32%	34%	35%	31%
Energy[1]	3%	–	7%	–

Note:
1)	Energy results, for nine months ended September 30, 2018, are effective from June 1, 2018.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Steelmaking coal price (realized US$/tonne)	$172	$156	$186	$176
Steelmaking coal price (realized CAD$/tonne)	$224	$195	$240	$230
Production (million tonnes)	6.4	6.8	18.9	19.7
Sales (million tonnes)	6.7	7.4	19.4	20.2
Gross profit, before depreciation and amortization[1]	$810	$826	$2,770	$2,928
Gross profit	$634	$625	$2,221	$2,389
Property, plant and equipment expenditures	$96	$34	$242	$95

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit in the third quarter from our steelmaking coal business unit was $634 million compared with $625 million a year ago. Despite higher realized steelmaking coal prices, gross profit before depreciation and amortization in the third quarter decreased by $16 million from a year ago (see table below) due to lower sales volumes and higher unit operating costs.

Third quarter sales of 6.7 million tonnes were 10% lower than a year ago and 100,000 tonnes below guidance. We continued to experience logistical issues at Westshore Terminals, which negatively affects our ability to deliver coal to customers. Demand remained strong and, accordingly, our third quarter sales would have comfortably exceeded our guidance of 6.8 million tonnes. These logistical issues delayed the delivery of approximately 250,000 tonnes into the fourth quarter.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2017	$826
Increase (decrease):
Steelmaking coal price realized	131
Sales volumes	(79)
Unit operating and transportation costs	(130)
Foreign exchange	62
Net decrease	(16)
As reported in current quarter	$810

Property, plant and equipment expenditures totaled $96 million in the third quarter, of which $52 million was for sustaining capital. Capitalized stripping costs were $117 million in the third quarter compared with $136 million a year ago.

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Markets

The third quarter price index for steelmaking coal sold under quarterly contracts was US$188 per tonne. Global steel production and demand for seaborne steelmaking coal continues to be strong. The World Steel Association is reporting strong steel pricing and production across all regions due to resilient steel demand supported by the recovery in investment activities in developed economies and the improved performance of emerging economies. Depletion and reduced production of some Eastern European coal mines continued to increase demand for seaborne steelmaking coal from European steel mills. The recent supply concerns from Australia and U.S. and the demand impact of continued capacity growth in India and relocation of steel production to coastal areas in China support the robust coal market.

While demand for steelmaking coal remains strong, we continue to monitor the effects that government policy and trade uncertainty might have on potential price volatility.

Operations

Third quarter production of 6.4 million tonnes was 6% lower compared to the same period a year ago. This was largely the result of declining production at Coal Mountain Operations as the operation reached the end of its life and has concluded mining activity. Coal Mountain Operations will process its last mined coal in the fourth quarter. For the balance of the year, we will continue to haul a portion of raw coal from the Elkview Operations to Coal Mountain Operations for processing to recover production shortfalls from earlier in the year.

The business unit achieved total material movement in the third quarter of approximately 75 million bank cubic metres of material, a 5% decrease over the same quarter a year ago, due mainly to a reduction in contract mining. Equipment utilization and productivities are achieving historically high performance levels, resulting in higher than expected total material moved in the third quarter. Overall, this has led to an increase in raw coal inventories since the beginning of 2018 and improved our operational flexibility going forward.

The majority of our planned plant shutdowns are behind us and we are well positioned to make up our production shortfall throughout the balance of the year to meet our production guidance.

Cost of Sales

Site cost of sales in the third quarter were $67 per tonne compared with $51 per tonne a year ago. As anticipated, the decision to increase mining activity, equipment rentals and associated labour resulted in higher costs, but generated production to capture margin in this favourable coal pricing environment. In addition, the business unit is experiencing inflationary pressures, predominantly affecting diesel costs, as a result of higher oil prices. All of these factors, combined with lower production, longer haul distances and increased activity on mobile maintenance in the third quarter compared with the year prior, increased the unit cost per tonne but has not undermined our strong profitability.

Third quarter transportation costs of $37 per tonne were $4 per tonne higher compared to the same period a year ago with an increase in rail fuel surcharges. In the first quarter of this year, we experienced additional vessel demurrage costs primarily attributable to the poor performance at Westshore Terminals that will affect our overall annual transportation cost. As a result, we are expecting full year transportation costs to be at the high end of annual guidance
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of $35 to $37 per tonne. While Westshore Terminals’ performance improved after the first quarter of 2018, year to date average vessel wait time is approximately five days longer than in 2016 and 2017. In the third quarter, vessel wait times at Westshore Terminals were approximately three days longer compared to the same period in 2016 and 2017. We are continuing to engage Westshore Terminals with the objective of improving overall site performance.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2018	2017	2018	2017

Site cost of sales	$67	$51	$61	$53
Transportation costs	37	33	37	34
Unit costs[1]	$104	$84	$98	$87

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2018	2017	2018	2017

Site cost of sales	$51	$40	$47	$40
Transportation costs	28	27	29	26
Unit costs[1]	$79	$67	$76	$66

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information. Unit costs do not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included $26 per tonne of depreciation and amortization, including a $10 per tonne charge for the amortization of capitalized stripping costs.

Outlook

Our annual 2018 steelmaking coal production guidance of 26 to 27 million tonnes remains unchanged, but we currently expect it to be near the lower end of the range. The business unit continues to evaluate raw coal processing opportunities by capturing the latent production capacity of Elk Valley processing plants. As in prior years, annual production volumes can be adjusted to reflect market demand for our products and are subject to adequate rail and port service.

With inflationary pressures predominantly affecting diesel costs and the additional mining activity to generate production, we expect our annual site cost of sales in 2018 to be in the range of $60 to $63 per tonne, above our original guidance range of $56 to $60 per tonne.

Market fundamentals remain supportive as demonstrated by the continued strength in steel pricing and margins, and coal pricing levels. We are expecting fourth quarter sales to reach approximately 6.7 million tonnes, subject to the performance of our logistics chain.
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Continued strong operating performance in the mines and changes in our mine sequence have resulted in an increase in capitalized stripping costs to approximately $500 million, above the previous guidance of $470 million. High productivities and solid performance in the mines has led to blending options and operational flexibility that will enhance the business unit’s ability to meet future production targets.

We plan to invest approximately $12 million to complete and evaluate the MacKenzie Redcap detailed design study. We expect to be in a position to make a decision on the project before year end. MacKenzie Redcap development is expected to supply approximately 1.8 million tonnes of steelmaking coal production per year and has the potential to extend production at Cardinal River Operations to approximately 2027, beyond the planned closure in 2020. Beyond 2020, that additional tonnage would add to the current planned production capacity of 27 million tonnes in the Elk Valley.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In accordance with the Plan, we have constructed the first active water treatment facility (AWTF) at West Line Creek.

We successfully tested an additional treatment step to address an issue regarding selenium compounds in effluent from the Line Creek AWTF. Construction of the modifications to the AWTF have been completed on schedule and we are currently in the process of recommissioning the treatment facility. The construction of our next AWTF at Fording River Operations has commenced using the same treatment process as West Line Creek.

In 2017, we constructed our first saturated rock fill (SRF) project at Elkview Operations. The SRF has been in operation for the past nine months and is demonstrating near-complete removal of nitrate and selenium from the feed water. The initial SRF results are promising and the technology has the potential to replace future AWTFs and to significantly reduce capital and operating costs for water treatment.

During the third quarter of 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the Provincial government, which references the Plan. If Federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defenses to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

We expect that in order to maintain acceptable water quality, some form of water treatment will be required for an indefinite period after mining operations end. The Plan contemplates additional water treatment and ongoing monitoring to ensure that the water quality targets set
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out in the Plan are in fact protective of the environment and human health and provides for adjustments if warranted by monitoring results. We continue to advance research and development projects with the potential to significantly reduce capital and operating costs for water treatment.

COPPER BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Copper price (realized — US$/pound)	$2.79	$2.87	$3.03	$2.71
Production (000’s tonnes)	72	75	221	209
Sales (000’s tonnes)	69	68	220	201
Gross profit, before depreciation and amortization[1]	$291	$281	$1,096	$729
Gross profit	$171	$143	$739	$298
Property, plant and equipment expenditures	$156	$77	$387	$179

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit was $171 million in the third quarter compared with $143 million a year ago. Gross profit before depreciation and amortization increased by $10 million compared with a year ago (see table below) due mainly to higher co-product sales of zinc and molybdenum and foreign exchange movements, which more than offset a modest increase in unit operating costs. Depreciation and amortization charges were $18 million lower than the third quarter a year ago mainly as a result of our asset impairment charge in respect of Quebrada Blanca recorded in the fourth quarter of 2017 and the extension of mine life until the fourth quarter of this year.

Copper production in the third quarter decreased by 4% from a year ago primarily due to lower ore grades and mill throughput at Highland Valley Copper, as expected in the mine plan. Our cash unit costs before by-product credits in the third quarter increased by 5% to US$1.75 per pound compared to US$1.66 per pound during the same period a year ago. Higher site operating costs, attributable to higher fuel costs and tailings storage construction activities, were mostly offset by significantly higher sales of zinc and molybdenum. As a result, cash unit cost after by-product credits increased by only US$0.02 per pound to US$1.29 per pound in the third quarter, compared to US$1.27 per pound in the third quarter last year.

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The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2017	$281
Increase (decrease):
Copper price realized	(16)
Sales volumes	4
Co-product and by-product contribution	16
Unit operating costs	(22)
Collective agreement charge (in 2017)	12
Foreign exchange	16
Net increase	10
As reported in current quarter	$291

Property, plant and equipment expenditures totaled $156 million, including $32 million for sustaining capital and $92 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $39 million in the third quarter, $6 million higher than a year ago.

Markets

London Metal Exchange (LME) copper prices in the third quarter averaged US$2.77 per pound, down 4% from the same quarter a year ago and down 11% from the second quarter of 2018. Copper prices hit a one-year low of US$2.64 per pound in September as concerns over the potential effect of tariffs on global metals demand increased. Prices rose through the end of the third quarter and into mid-October as reported copper stocks on the LME, SHFE and the Comex all continued to fall. Total reported exchange stocks had fallen by 43% or over 310,000 tonnes by mid-October, pushing LME copper prices up 8% since the lows in September.

During 2018, copper demand in China has been stronger than expected with restrictions on scrap imports also increasing refined copper demand. Spot premiums for copper cathode have risen significantly in recent weeks and reported annual premiums are being concluded in Europe and Asia at levels last seen four years ago. In North America, GDP growth in the U.S. remained robust in the second quarter at 4.2% higher than the first quarter of 2.2%, led by consumer spending, exports and non-residential fixed investment. In Europe, real GDP in the second quarter rose 0.4%, in line with expectations, however, copper cathode demand in the EU is reported to have grown 4% in the first half on improved wire demand. Global industrial activity still looks broadly supportive, however, concerns over trade talks and tariffs continue to create a volatile trading environment with macro views on potential tariff-led demand slowdown conflicting with fundamental physical market conditions.

Operations

Highland Valley Copper

Copper production of 23,100 tonnes in the third quarter was 2,000 tonnes lower than a year ago mainly due to lower mill throughput and grades, partially offset by significantly improved
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recoveries. Molybdenum production of 1.9 million pounds was 27% lower than during the same period a year ago due to expected grade variability in the mine plan.

Copper and molybdenum ore grades declined as expected in the third quarter compared to the first half of 2018. Copper and molybdenum grades are expected to remain low for the fourth quarter of 2018, as we mine ore from lower-grade sections of the Lornex and Valley pits. Copper grades and recoveries are expected to gradually improve starting in early 2019 as we gain access to deeper ores in both the Lornex and Valley pits.

Operating costs were $23 million, or 19%, higher than the same period last year partly due to a 9% increase in sales volumes and increased tailings dam lift activity and higher diesel prices.

The $73 million project to install an additional ball mill to increase grinding circuit capacity is progressing on budget and on schedule with start-up anticipated in the third quarter of 2019. An autonomous haulage pilot project was successfully started during the quarter in the Lornex pit, with two trucks now fully operational and on track to have a total of six trucks operational by the end of the year.

Antamina

Copper production in the third quarter was 3% higher than a year ago at 113,600 tonnes, due mainly to higher copper grades. Antamina processed less copper-only ore and more copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 54% copper-only ore and 46% copper-zinc ore, compared with 60% and 40%, respectively, a year ago. As a result, zinc production increased 5% from last year to 107,600 tonnes.

Operating costs in the third quarter were slightly higher than a year ago due to higher sales volumes and higher prices for diesel and grinding supplies.

Carmen de Andacollo

Copper production in the second quarter of 16,600 tonnes was 16% lower than a year ago as lower grades anticipated in the mine plan were partially offset by higher mill throughput, which set a new monthly record in September.

Operating costs in the third quarter were US$7 million lower than a year ago, as lower sales volumes and reduced power rates were partially offset by higher fuel costs and increased maintenance costs due to the timing of major mill maintenance.

Quebrada Blanca

Production in the third quarter increased by 27% from last year to 6,500 tonnes compared with 5,100 tonnes a year ago, primarily due to increased production from secondary leaching.

Mining of supergene ore was previously planned to be completed in the third quarter, but the mine plan has been extended to the fourth quarter. Cathode production is expected into early 2020, as leaching of dump leach material and secondary extraction continue.

Operating costs were US$8 million higher than a year ago, due to higher production levels and associated increased power and sulphuric acid consumption.
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Depreciation and amortization charges decreased by $12 million compared with a year ago partly due to the asset impairment charge taken in the fourth quarter of 2017 and the extension of the mine life into the fourth quarter of 2018.

Cost of Sales

Unit cash costs of product sold in the third quarter, before cash margins for by-products, were US$1.75 per pound compared to US$1.66 per pound in the same period a year ago. Operating costs were higher than a year ago primarily due to the timing of maintenance activities and increased activities associated with the tailings dam lift construction at Highland Valley Copper, as well as higher prices for supplies and diesel. The increase in prices for diesel and supplies represented about one-third of the higher operating costs. Lower aggregate treatment and refining charges and higher copper sales volumes substantially reduced the effect of higher operating costs on unit cash costs of product sold.

Cash margin for by-products increased to US$0.46 per pound compared with US$0.39 per pound in the same period a year ago, primarily due to higher sales volumes of zinc. The higher by-product credits resulted in unit cash costs for copper, after by-products, of US$1.29 per pound compared to US$1.27 in the same period a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2018	2017	2018	2017

Adjusted cash cost of sales[1]	$1.56	$1.42	$1.54	$1.51
Smelter processing charges	0.19	0.24	0.19	0.23
Total cash unit costs before by-product margins[1]	$1.75	$1.66	$1.73	$1.74
Cash margin for by-products1 2	(0.46)	(0.39)	(0.52)	(0.38)
Total cash unit costs after by-product margins[1]	$1.29	$1.27	$1.21	$1.36

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Outlook

We now expect 2018 copper production to be between 285,000 and 295,000 tonnes compared with our previous guidance range of 280,000 to 290,000 tonnes. We now expect full year copper unit costs to be in the range of US$1.25 to US$1.30 per pound after by-products compared to US$1.30 to US$1.40 per pound previously based on current production plans, by-product prices and exchange rates.

Copper Development Projects

Quebrada Blanca Phase 2

The Environmental Evaluation Commission unanimously voted to approve the project on August 8, 2018. The final regulatory approval document, or RCA, was received on August 29, 2018, bringing to a close a two-year process. Long-term community agreements have been reached with all Indigenous communities involved in the evaluation. Quebrada Blanca Phase 2 (QB2)
15    Teck Resources Limited 2018 Third Quarter News Release

has an initially permitted mine life of 25 years utilizing only a quarter of the currently estimated mineral reserves and resources, with expected production of 300,000 tonnes of copper equivalent in the first five years.

Project activities during the quarter continued to focus on execution readiness in advance of a construction sanction decision, including procurement and contracting activities as well as advancing detailed engineering targeting greater than 80% completion before project sanction. Some initial field activities are underway, including preliminary earthworks utilizing the existing mine fleet as well as camp construction. Work is progressing to further optimize the initial mine life of QB2 as well as the mining and production rates in the early years of operation. Engineering studies are also underway to assess the expansion potential beyond QB2, including a potential doubling of throughput capacity in the future.

Project development expenditures for the first nine months of 2018 were approximately US$176 million. Total spending in 2018 is anticipated to be approximately US$325 million as execution readiness and preliminary field activities continue to ramp-up in the fourth quarter in advance of a potential sanction decision expected in December.

During the quarter we started a process to seek an additional partner for QB2. Our objective is to hold a 60–70% interest in the project. We are encouraged by progress on the partnering process to date, and while there can be no assurance that a transaction will eventuate, we continue to consider that a transaction could be announced in the fourth quarter. A decision to proceed with full development of the QB2 project will be contingent upon market conditions, among other considerations. The financing plan for the project will depend in part on the outcome of the partnering process.

NuevaUnión

NuevaUnión is a joint venture owned 50% by Teck and 50% by Goldcorp Inc. Earlier in the year, a Prefeasibility Study (PFS) on the NuevaUnión project was completed, which incorporates key design changes to improve project economics and respond to community and Indigenous peoples’ input. During the third quarter of 2018, NuevaUnión completed the evaluation and optimization of numerous opportunities to improve project economics identified in the PFS, such as the use of high-pressure grinding rolls. A Feasibility Study (FS) commenced in the third quarter of 2018 and will require approximately 12 months to complete. Detailed project economics will be released with the completion of the FS. NuevaUnión also completed the current phase of the drilling campaign at the La Fortuna deposit in the third quarter of 2018.

Project Satellite

We continue to advance our Project Satellite initiative to surface value from five substantial base metals assets: Zafranal, San Nicolás, Galore Creek, Mesaba, and Schaft Creek, all of which are located in stable jurisdictions in the Americas.

At the Zafranal copper-gold project in southern Peru, the project team is advancing technical and engineering work in support of a feasibility study along with expanded community engagement activities and permitting work that is necessary to prepare a social and environmental impact assessment (SEIA). We now expect to complete the feasibility study during the first quarter of 2019, versus the fourth quarter of 2018, previously.
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At the San Nicolás copper-zinc-silver-gold project in Zacatecas, Mexico, we progressed an extensive drill program and continued to advance social and environmental baseline studies, community engagement activities, preliminary hydrogeological studies, and project engineering programs in support of a prefeasibility study which we expect to complete in the second half of 2019.

On July 26, 2018, we waived our Right of First Refusal on Newmont Mining Corporation’s acquisition of NOVAGOLD Resources Inc.’s 50% interest in Galore Creek Mining Corporation. Since establishing the new partnership, subject matter experts from both Newmont and Teck have worked together to develop the scope of field work programs and prefeasibility study work to be carried out over the next 3 to 4 years. Our share of expenditure over this period is anticipated to be in the range of $10 to $15 million per annum.

ZINC BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Zinc price (realized — US$/lb)	$1.14	$1.32	$1.34	$1.26
Production (000’s tonnes)
Refined zinc	74	78	228	230
Zinc in concentrate[1]	156	160	444	425
Sales (000’s tonnes)
Refined zinc	75	77	229	227
Zinc in concentrate[1]	159	172	367	377
Gross profit before depreciation and amortization[2]	$281	$361	$807	$762
Gross profit	$218	$300	$663	$617
Property, plant and equipment expenditures	$107	$48	$244	$137

Note:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $218 million in the third quarter compared with $300 million a year ago. Gross profit before depreciation and amortization decreased by $80 million (see table below) due primarily to lower zinc prices and sales volumes combined with lower lead and silver sales. This was partially offset by lower royalties and the effect of the stronger U.S. dollar.

Production was lower at our Trail Operations due to maintenance issues, the effect of wild fires in southeast British Columbia and the treatment of lower grade lead concentrates in the third quarter. As a result, production of refined zinc, lead and silver declined by 5%, 35% and 43%, respectively, compared with a year ago. At Red Dog, zinc and lead production was similar to a year ago.

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The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2017	$361
Increase (decrease):
Zinc price realized	(29)
Sales volumes	(25)
Unit operating costs	(18)
Co-product and by-product contribution	(72)
Royalties	53
Inventory write-down	(8)
Foreign exchange	19
Net decrease	(80)
As reported in current quarter	$281

Property, plant and equipment expenditures include $55 million for sustaining capital, which included $32 million at our Trail Operations and $20 million at Red Dog.

Markets

Reported exchange zinc inventories are at their lowest levels since 2008. Reported zinc stocks held on the LME and SHFE exchanges fell close to 100,000 tonnes combined during the third quarter. LME zinc prices, however, have come under the same pressures as other commodities following the announcement of trade tariffs by the U.S. government against Chinese exports. London Metal Exchange (LME) zinc prices averaged US$1.15 per pound in the third quarter of 2018, a decrease of 18% over the previous quarter and 26% lower than the first quarter of the year. Zinc reached a 10-year high in February at just over US$1.64 per pound, and has been on a downward trend since, falling over 34% since mid-February.

Global demand for refined zinc from the steel sector year to date was relatively flat over the same period in 2017, despite a significant reduction in production in the first quarter in China. According to CRU, global coated sheet production was up 0.6% year to date with production in China down 5.1% year to date. The International Lead Zinc Study Group has recently released its forecast for global zinc metal demand suggesting demand should increase 1.1%, putting the refined zinc market in a deficit for the fourth straight year.

Operations

Red Dog

Zinc production of 148,000 tonnes in the third quarter was 3% lower than a year ago as lower grades were mostly offset by higher mill throughput and recoveries.

Zinc sales of 150,500 tonnes in the third quarter were lower than our guidance of 160,000 tonnes due to timing of consignment sales and changes in the shipping schedule. We currently anticipate sales of zinc contained in concentrate to be 180,000 tonnes in the fourth quarter, in line with the normal seasonal pattern of sales.
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Site operating costs in the third quarter of US$82 million were US$11 million higher than last year mainly due to higher maintenance and operating supply costs and higher diesel costs as higher priced diesel was received on site as part of the 2018 sealift. Capitalized stripping costs of US$5 million were similar to the same period a year ago.

Work continues on the US$110 million mill upgrade project known as Value Improvement Project 2 (VIP2). Construction started in late 2017 and is expected to increase average mill throughput by about 15% over the remaining mine life helping to offset lower grades and harder ore, with planned start-up in the first quarter of 2020.

Trail Operations

Refined zinc production of 74,700 tonnes in the third quarter was 5% lower than the same period a year ago.

Refined lead production in the third quarter of 14,900 tonnes was 35% lower and silver production was 43% lower than a year ago. This was due to a combination of the mid-September commencement of the planned 50-day cold maintenance shutdown of the KIVCET furnace and the effect of wildfire smoke that caused a temporary shutdown of some facilities in August. Lower silver production reflected lower silver inputs.

Operating costs in the third quarter rose by $25 million compared with a year ago, excluding a one-time labour settlement charge of $26 million in 2017. This increase was partly due to higher electricity costs as a result of the sale of our two-thirds interest in the Waneta Dam in July and increased maintenance costs associated with the KIVCET furnace shutdown.

Sustaining capital expenditures in the quarter included $17 million for the Number 2 Acid Plant, $8 million for the KIVCET maintenance shutdown and $7 million for various small projects. The construction of the acid plant is over 82% completed, and on time and on budget, with commissioning planned in the second quarter of 2019.

On October 21, a fire occurred in the silver refinery at our Trail Operations. There were no injuries. We are in the process of determining the effects, but they are not expected to be material. Zinc and lead production are not affected, but some silver production expected in the fourth quarter may be shifted into early 2019.

Pend Oreille

Zinc production during the third quarter of 7,900 tonnes was similar to a year ago as lower grades were offset by increased mill throughput.

Ore availability has improved following the second quarter and we expect production of zinc to be close to our current guidance of 30,000 tonnes in 2018. Production rates beyond 2018 are uncertain.

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Cost of Sales

Unit cash costs of product sold in the third quarter of 2018 as reported in U.S. dollars, before cash margins for by-products, of US$0.48 per pound were the same as a year ago. Operating costs increased from a year ago, primarily due to higher diesel costs at Red Dog in the second half of 2018. Unit cash costs for zinc, after by-products, of US$0.07 per pound were US$0.09 higher than the same period a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2018	2017	2018	2017

Adjusted cash cost of sales[1]	$0.33	$0.26	$0.31	$0.27
Smelter processing charges	0.15	0.22	0.21	0.25
Total cash unit costs before by-product margins[1]	$0.48	$0.48	$0.52	$0.52
Cash margin for by-products1 2	(0.41)	(0.50)	(0.19)	(0.23)
Total cash unit costs after by-product margins[1]	$0.07	$(0.02)	$0.33	$0.29

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Outlook

We now expect overall zinc metal production to be between 660,000 and 675,000 tonnes, compared to our previous guidance of 655,000 to 670,000 tonnes. We are expecting higher production from Red Dog and Antamina, to offset any shortfall at Pend Oreille.

The Red Dog concentrate shipping season commenced on July 6, 2018. We expect sales of 180,000 tonnes of contained zinc in the fourth quarter, reflecting the normal seasonal pattern of Red Dog sales.

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ENERGY BUSINESS UNIT

Fort Hills Oil Sands Mining and Processing Operations1 4

(CAD$ in millions)	Three months ended September 30	Nine months ended September 30

Blended bitumen price (realized US$/bbl)	$48.94	$50.14
Bitumen price (realized CAD$/bbl)[2]	$53.41	$56.47
Operating netback (CAD$/bbl)[3]	$1.89	$5.12
Production (million bitumen barrels)	2.5	3.2
Production (average barrels per day)	27,396	26,803
Sales (million blended bitumen barrels)	3.1	4.3
Gross profit, before depreciation and amortization[3]	$7	$20
Gross profit (loss)	$(14)	$(13)

Notes:
1)	Fort Hills results for the nine months ended September 30, 2018 are effective from June 1, 2018.
2)	Blended bitumen revenue net of diluent expense.
3)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
4)	Fort Hills figures presented at our working interest of 21.3%.

Bitumen production from the first two secondary extraction trains at Fort Hills commenced in the first quarter, followed by the third and final train in May. All commissioning and construction activities are essentially complete. The plant was successfully tested at 90% of design nameplate capacity during a weeklong reliability test in the second quarter and has run at full nameplate capacity during a two-day production test in September. In the second quarter, we concluded that the Fort Hills oil sands mining and processing operations had achieved commercial production and operating results from Fort Hills are included in our consolidated results from June 1, 2018. Startup has exceeded our expectations with respect to both production volumes and product quality.

Fort Hills completed its first planned maintenance at the end of September, which restricted production to half the plant capacity for the last two weeks of the month. We are expecting strong production in the fourth quarter with no significant maintenance scheduled for the balance of the year.

While the plant facilities have exceeded expectations, unusually wet weather and resulting soft ground conditions affected mine production in June and July. Mine production in August and September showed significant improvements as ground conditions improved and the mine operations team were able to manage the wet overburden material. The planned maintenance in September also allowed for mine operations to focus on overburden stripping, exposing more ore to allow the mine to support full production in the fourth quarter.

We receive our share of bitumen production from Fort Hills and are responsible for acquiring diluent, including transportation and blending, as well as the transportation and sales of our blended bitumen after the transfer point.
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Our share of production exceeded 27,000 barrels per day in the third quarter and continues to track towards the high end of our previously disclosed guidance range of 8.5 million to 10 million barrels of bitumen for the year.

In the third quarter, our share of Fort Hills capital expenditures were $29 million, including $13 million for major enhancements, $3 million for sustaining capital and $13 for new mine development.

Crude Oil Prices

Net bitumen realizations are influenced by the North American crude oil benchmark prices of NYMEX WTI, Canadian heavy crude oil (WCS differential at Hardisty is a common reference) and diluent (condensate at Edmonton). Bitumen price realizations can also be affected by specific bitumen quality and spot sales.

NYMEX WTI is the current light oil benchmark for North American crude oil prices. WTI averaged US$69.50 per barrel in the third quarter. In light of pending economic sanctions on Iran, current crude oil supply/demand balances suggest that WTI pricing will remain at higher levels for the foreseeable future. However, government policies and global economic uncertainty could negatively affect both demand and prices.

Western Canada Select, or WCS, is a blend of conventionally produced heavy oils and bitumen, blended with diluent (condensate). WCS is a widely marketed crude grade with transparent market price references quoted at Hardisty and U.S. Gulf Coast market hubs. WCS at Hardisty, typically trades at a differential below the NYMEX WTI benchmark price, and traded at an average discount of US$22.25 per barrel for the third quarter, for a heavy value of US$47.25 per barrel for the third quarter. Hardisty differentials widened substantially in the quarter as increases in production strained both export pipeline and regional storage capacities. Differentials have widened materially in the fourth quarter compared with the third quarter. We expect rail deliveries to increase throughout the fourth quarter and into 2019 as producers sign long-term transportation contracts to mitigate against wider differentials.

For our crude oil sales at Hardisty, Canadian crude oil differentials in the fourth quarter materially widened with the October and November market indices settling at NYMEX WTI minus approximately US$30 and US$46 per barrel, respectively. The widening was the result of overall increased Canadian crude production competing for limited export capacity and markets, exacerbated by maintenance turnarounds at two refineries in the U.S. Mid-west. The impact of these wider differentials to our sales values will be somewhat mitigated by our sales into the premium U.S. Gulf Coast market, where approximately 20% of our available supply is delivered. WCS values at the U.S. Gulf Coast for October and November are estimated at parity to NYMEX WTI pricing.

Forward pricing is indicative of continued wider Hardisty differentials through to the end of the year. Thereafter, we anticipate a modest improvement in differentials as crude by rail deliveries increase throughout the fourth quarter and into 2019 as producers sign long-term transportation contracts. We expect overall Canadian crude by rail shipments to increase to over 300,000 and 400,000 barrels per day by the end 2018 and 2019, respectively. We are currently developing a strategy to participate in crude by rail movements by as early as January 2019. We continue to anticipate that our 400,000-barrel storage tank at Hardisty will allow us to effectively manage Enbridge apportionment.
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To facilitate the transportation of our bitumen by pipeline, we blend condensate acquired at the Edmonton/Fort Saskatchewan market hub for delivery to and blending at the East Tank Farm blending facility. Relative to NYMEX WTI, the average benchmark market differential for condensate for the third quarter, determined at Edmonton, was a discount of US$2.70 per barrel, for a value of US$68.80 per barrel for the third quarter.

Operating Netback1

The following table summarizes our Fort Hills operating netback for the periods noted below:

(Amounts reported in CAD$ per barrel of bitumen sold)	Three months ended September 30	Nine months ended September 30[2]

Bitumen price realized[3]	$53.41	$56.47
Crown royalties[4]	(2.90)	(3.08)
Transportation costs[5]	(9.58)	(9.43)
Operating costs[6]	(39.04)	(38.84)
Operating netback[1]	$1.89	$5.12

Notes:
1)	Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further details.
2)	Fort Hills financial results for the nine months ended September 30, 2018 are included in operating results from June 1, 2018.
3)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
4)
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase. Detailed information regarding Alberta oil sands royalties can be found on the following website: https://www.energy.alberta.ca/OS/OSRoyalty/Pages/default.aspx.

5)
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

6)
Operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation. Operating costs per barrel are expected to decrease as the project continues to ramp-up to full capacity by the end of 2018.

Outlook

We continue to expect our share of bitumen production to be in the range of 8.5 million to 10.0 million barrels and operating costs to be $28.50 to $32.50 per barrel for the year, but we expect to be on the high end of the range for both production and operating cost per barrel.

Based on our share of Fort Hills operating at full production rates (approximately 90% of nameplate capacity of 194,000 barrels per day), our estimated EBITDA sensitivity to a US$1/barrel change in the WCS price is approximately $18.5 million and $13.5 million to our after-tax profit.

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Frontier Energy Project

The regulatory application review of Frontier is continuing with a public hearing before a federal/provincial panel, which commenced on September 25, 2018. The earliest a federal decision statement could be expected for Frontier is mid-2019. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $732 million in the third quarter compared with other operating expense of $61 million a year ago. Significant items included an $888 million gain on the sale of Waneta Dam, negative settlement pricing adjustments of $54 million, $31 million of environmental provisions, and $13 million of commodity derivative losses. The commodity derivative losses result from our short-term zinc and lead positions and from derivatives embedded in our gold and silver streaming agreements.

The table below outlines our outstanding receivable positions, provisionally valued at September 30, 2018 and June 30, 2018.

	Outstanding at		Outstanding at
	September 30, 2018		June 30, 2018
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	81	2.80	112	3.01
Zinc	215	1.16	136	1.33

Our finance expense of $84 million in the third quarter increased by $38 million from a year ago. Our finance expense includes the interest expense on our debt, finance fees and amortization, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the increase in our finance expense is that we are no longer capitalizing interest on Fort Hills. Partly offsetting this is lower outstanding debt balances. In addition, the amount of interest capitalized against our development projects, including $45 million for Quebrada Blanca Phase 2, reflects our increased carrying value of this project when compared with a year ago.

Non-operating income in the third quarter was $12 million comprised of a $23 million gain on the revaluation of the embedded call option on our 8.5% long-term notes (due in 2024), and net foreign exchange gains of $15 million offset by the loss on the debt repurchase of $26 million.

Income and resource taxes for the third quarter were $329 million, or 20% of pre-tax profits, which is lower than the Canadian statutory income tax rate of 27%. This is primarily due to the significant capital gain on the sale of the Waneta Dam, which is taxed at a lower rate. Excluding this transaction, the effective tax rate would have been approximately 35%, which is higher than the statutory rate due to resource taxes and higher rates in some foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.
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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30,		December 31,
	2018		2017

Term notes	$3,809		$4,831
Unamortized fees and discounts	(33)		(40)
Other	268		286
Total debt (US$ in millions)	$4,044		$5,077

Canadian $ equivalent[1]	5,235		6,369
Less cash balances	(1,483)		(952)
Net debt	$3,752		$5,417

Debt to debt-plus-equity ratio2 3	19%		24%
Net-debt to net-debt-plus-equity ratio[2]	14%		21%
Debt to EBITDA ratio[2]	0.8	x	1.1	x
Net debt to EBITDA ratio[2]	0.6	x	1.0	x
Average interest rate	6.1%		5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

Our liquidity remains strong at $5.7 billion inclusive of $1.8 billion in cash. At September 30, 2018, our debt to EBITDA and net debt to EBITDA ratios were 0.8 and 0.6, respectively.

In the third quarter of 2018, we purchased US$1 billion aggregate principal amount of certain of our outstanding notes pursuant to cash tender offers. At September 30, 2018, the principal balance of our public notes was US$3.8 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our debt to debt-plus-equity ratio not to exceed 50%. That ratio was 19% at September 30, 2018.

Our committed credit facilities are our US$3.0 billion revolving credit facility maturing October 2022 and our US$1.2 billion revolving credit facility maturing October 2020.

As at September 30, 2018, there were no amounts outstanding under the US$3.0 billion facility and US$730 million of letters of credit outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$597 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $167 million in respect of certain long-term transport service agreements for our share of the Fort Hills project.
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We also have various other uncommitted credit facilities and arrangements that secure our reclamation and other obligations in the amount of approximately $2.2 billion. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations in the third quarter was $882 million, similar to $901 million a year ago.

Changes in non-cash working capital items resulted in a use of cash of $186 million in the third quarter compared with $399 million in the same period a year ago. In the third quarter last year, as a result of changes to an indexed steelmaking coal price mechanism, we had repaid approximately $200 million of provisional customer payments that were received in the second quarter of 2017.

Investing Activities

Expenditures on property, plant and equipment were $397 million in the third quarter, including $92 million of new mine development for the QB2 project, $145 million on sustaining capital and $109 million on major enhancement projects. The largest components of sustaining expenditures were $52 million at our steelmaking coal operations, $32 million at our Trail Operations and $20 million at Red Dog.

Capitalized production stripping costs were $162 million in the third quarter compared with $175 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

Proceeds from the sale of investments and assets in the third quarter of $1.2 billion primarily included the proceeds from the sale of our two-thirds interest in the Waneta Dam.

The table below summarizes our year-to-date capital spending for 2018:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$147	$95	$–	$242	$396	$638
Copper	85	39	263	387	123	510
Zinc	138	80	26	244	15	259
Energy	10	37	277	324	–	324
Corporate	5	–	–	5	–	5
	$385	$251	$566	$1,202	$534	$1,736

26    Teck Resources Limited 2018 Third Quarter News Release

Financing Activities

Debt interest and finance charges paid were $133 million in the third quarter compared with $137 million in the same period a year ago. In August, we purchased US$1.0 billion aggregate principal of our outstanding notes for a total cost of CAD$1.3 billion, funded from cash on hand.

We paid our regular base dividend of $0.05 per share, which totaled $29 million in the third quarter and received $4 million in proceeds from the exercise of stock options.

OUTLOOK

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2018, $2.9 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand fundamentals, especially for steelmaking coal, refined zinc and refined copper, remain strong and prices for steelmaking coal rose substantially in the past year, contributing additional revenues and cash flows. Production and logistics disruptions in a number of the coal producing regions continued to have an effect on available supplies and market prices. Recent uncertainty in global markets arising from government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the various products we produce. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations and made selective short-term arrangements to maximize production more specifically in our steelmaking coal operations to capture significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt and Fort Hills has been in production since late January with a strong production profile and is continuing to ramp up towards exceeding nameplate capacity. Further, the supply and demand balance for our products is favorable. Combined, these factors provide a significant positive outlook for the company.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income
27    Teck Resources Limited 2018 Third Quarter News Release

and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

28    Teck Resources Limited 2018 Third Quarter News Release

GUIDANCE

Production Guidance

The table below shows our guidance for our share of production of our principal products for 2018 and the following three years.

There are no changes to the three-year production guidance as reported in our 2017 annual report.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2017	Previous 2018 Guidance	Change	Current 2018 Guidance	Three-Year Guidance 2019 — 2021

PRINCIPAL PRODUCTS
Steelmaking coal (million tonnes)	26.6	26 — 27	–	26 — 27	26.5 — 27.5
Copper1 2 3
Highland Valley Copper	93	100 — 105	–	100 — 105	120 — 140
Antamina	95	90 — 95	5 — 5	95 — 100	90 — 100
Carmen de Andacollo	76	63 — 68	–	63 — 68	60
Quebrada Blanca	23	24 — 26	–	24 — 26	–
	287	280 — 290	5 — 5	285 — 295	270 — 300
Zinc1 2 4
Red Dog	542	535 — 550	5 — 0	540 — 550	475 — 525
Antamina	84	85 — 90	5 — 5	90 — 95	90 — 100
Pend Oreille	33	30	–	30	–
	659	655 — 670	5 — 5	660 — 675	575 — 625
Refined zinc
Trail Operations	310	305 — 310	–	305 — 310	310 — 315
Bitumen (million barrels)[2]
Fort Hills	n/a	8.5 — 10.0	–	8.5 — 10.0	14

OTHER PRODUCTS
Lead[1]
Red Dog	111	95 — 100	–	95 — 100	85 — 100
Refined lead
Trail Operations	87	65	–	65	95 — 105
Molybdenum (million pounds)1 2
Highland Valley Copper	9.2	7.2	–	7.2	4.0 — 5.0
Antamina	2.0	1.8	–	1.8	2.5 — 3.0
	11.2	9.0	–	9.0	6.5 — 8.0
Refined silver (million ounces)
Trail Operations	21.4	14	(1)	13	–

Notes:
1)	Metal contained in concentrate.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 90% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.31% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our copper business unit.

29    Teck Resources Limited 2018 Third Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q3 2018	Q4 2018 Guidance

Steelmaking coal (million tonnes)	6.7	6.7
Zinc (000’s tonnes)[1]
Red Dog	151	180

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2017 and our guidance for unit costs for selected principal products in 2018.

(Per unit costs — CAD$/tonne)	2017	Previous 2018 Guidance	Change	Current 2018 Guidance

Steelmaking coal[1]
Site cost of sales	$52	$56 — 60	$4 — 3	$60 — 63
Transportation costs	37	35 — 37	–	35 — 37
Unit cost of sales — CAD$/tonne	$89	$91 — 97	$4 — 3	$95 — 100
(Per unit cash costs — US$/pound)

Copper[2]
Total cash unit costs	$1.75	$1.75 — 1.80	–	$1.75 — 1.80
Net cash unit costs after by-product margins	1.33	1.30 — 1.40	(0.05) — (0.10)	1.25 — 1.30

Zinc[3]
Total cash unit costs	$0.52	$0.50 — 0.55	–	$0.50 — 0.55
Net cash unit costs after by-product margins	0.28	0.30 — 0.35	–	0.30 — 0.35

(Cash operating cost in CAD$/barrel)
Bitumen
Cash operating cost	n/a	$28.50 — 32.50	–	$28.50 — 32.50

Notes:
1)
Steelmaking coal unit costs are reported in Canadian dollars per tonne. Steelmaking coal unit cost of sales include site costs, transport costs, and other and does not include capitalized stripping or capital expenditures. See “Use of Non-GAAP Financial measures” section for further information.

2)
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.30 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.00 per ounce, a gold price of US$1,250 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. See “Use of Non-GAAP Financial measures section for further information.

3)
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.00 per pound, a silver price of US$16.00 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. By-products include both by-products and co-products. See “Use of Non-GAAP Financial measures section for further information.

30    Teck Resources Limited 2018 Third Quarter News Release

Capital Expenditure Guidance

(Teck’s share in CAD$ millions)	2017	Previous 2018 Guidance	Changes	Current 2018 Guidance
Sustaining
Steelmaking coal[1]	$112	$275	$(10)	$265
Copper	126	180	(25)	155
Zinc	168	230	(10)	220
Energy[2]	34	40	(10)	30
Corporate	4	5	–	5
	$444	$730	$(55)	$675
Major Enhancement
Steelmaking coal	$55	$160	$(10)	$150
Copper	8	70	–	70
Zinc	15	95	10	105
Energy[2]	-	90	(15)	75
	$78	$415	$(15)	$400
New Mine Development
Copper[3]	$186	$375	$75	$450
Zinc	36	35	–	35
Energy[2]	877	195	–	195
	$1,099	$605	$75	$680
Sub-total
Steelmaking coal	$167	$435	$(20)	$415
Copper	320	625	50	675
Zinc	219	360	–	360
Energy[2]	911	325	(25)	300
Corporate	4	5	–	5
	$1,621	$1,750	$5	$1,755
Capitalized Stripping
Steelmaking coal	$506	$470	$30	$500
Copper	147	145	–	145
Zinc	25	25	–	25
	$678	$640	$30	$670
Total
Steelmaking coal	$673	$905	$10	$915
Copper	467	770	50	820
Zinc	244	385	–	385
Energy[2]	911	325	(25)	300
Corporate	4	5	–	5
	$2,299	$2,390	$35	$2,425

Notes:
1)
For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $3 million in 2017. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $70 million in 2018. Steelmaking coal guidance for 2018 excludes approximately $120 million of planned 2018 spending for port upgrades at Neptune Bulk Terminals, as Neptune Bulk Terminals is equity accounted on our balance sheet.

2)
For energy, Fort Hills capital expenditures guidance is at our estimated working interest of 21.3%, and does not include any capitalized revenue and associated costs, capitalized interest or reduction of capital accruals. Major enhancement guidance for 2018 includes tailings management and new mine equipment at Fort Hills. New mine development guidance for 2018 includes expected spending at Fort Hills, assuming some further increase in our project interest and Frontier.

3)	For copper, new mine development guidance for 2018 includes Quebrada Blanca Phase 2, Zafranal and San Nicolás.

31    Teck Resources Limited 2018 Third Quarter News Release

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2018			2017 (restated)				2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,209	$3,016	$3,092	$3,156	$3,075	$2,832	$2,847	$3,557	$2,305

Gross profit	1,009	1,241	1,360	1,263	1,068	1,073	1,163	1,577	452

EBITDA[1]	2,064	1,403	1,555	1,563	1,370	1,341	1,315	1,561	804

Profit attributable to shareholders	1,281	634	759	740	584	580	556	697	234

Basic earnings per share	$2.23	$1.10	$1.32	$1.28	$1.01	$1.00	$0.96	$1.21	$0.41

Diluted earnings per share	$2.20	$1.09	$1.30	$1.26	$0.99	$0.99	$0.95	$1.19	$0.40

Cash flow from operations	$882	$1,107	$1,120	$1,464	$901	$1,408	$1,293	$1,490	$854

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Information for 2016 has not been restated for IFRS 15, Revenue from Contracts with Customers (see Note 13 to our consolidated interim financial statements).

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Effective January 1, 2018, we adopted new IFRS pronouncements – IFRS 15, Revenue from Contracts with Customers (IFRS 15) and IFRS 9, Financial Instruments (IFRS 9). The effect of adoption of these new pronouncements is outlined in our Management’s Discussion and Analysis for the first quarter ended March 31, 2018. We have outlined the effects in more detail in Note 13 to our interim consolidated financial statements as at September 30, 2018, which also discloses our restated comparative financial statements for the periods ended January 1, 2017, June 30, 2017 and December 31, 2017.

Effective October 1, 2018, we adopted the hedging requirements section of IFRS 9. The adoption of these requirements did not affect our existing designated hedging arrangements.

We have also provided an overview below of IFRS 16, Leases (IFRS 16), a new IFRS pronouncement issued, but not yet effective. We are required to apply IFRS 16 effective from January 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases on the balance sheet under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to
32    Teck Resources Limited 2018 Third Quarter News Release

leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective.

IFRS 16 is effective from January 1, 2019. We are currently assessing and quantifying the effect of this standard on our financial statements. During the third quarter, we continued to progress our detailed review of contracts across our operations. We also developed calculation methodologies and draft calculations for identified contracts. On the transition date of January 1, 2019, we expect to recognize additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional finance leases, we expect a reduction in our cost of sales, as operating lease expense will be replaced by depreciation expense and finance expense.

OUTSTANDING SHARE DATA

As at October 24, 2018, there were 567.1 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.3 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2017 audited financial statements.

The Toronto Stock Exchange (TSX) has accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B subordinate voting shares (Class B Shares) during the period starting October 10, 2018 and ending October 9, 2019, representing approximately 7.1% of the outstanding Class B shares, or 7.9% of the public float, as at October 3, 2018.

Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other exchanges or alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 377,798 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2018 of 1,511,195, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

33    Teck Resources Limited 2018 Third Quarter News Release

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting except as noted below.

During the quarter ended September 30, 2018, we completed our implementation of internal controls over the financial reporting relating to our interest in the Fort Hills oil sands mining and processing operations, where commissioning was completed in the period and we have included operating results from Fort Hills in our consolidated results from June 1, 2018.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, entail significant uncertainty and where changes are reasonably likely to occur from period to period. The judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, determination of the available for use date for property, plant and equipment, joint arrangements, streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. Our critical estimates and judgments are consistent with those reported in our 2017 annual consolidated financial statements and Management’s Discussion and Analysis. For streaming transactions, affected by the adoption of IFRS 15, we outlined our revised estimates and judgments disclosures in our Management’s Discussion and Analysis and interim consolidated financial statements as at March 31, 2018 and there are no changes to these estimates or judgments as at September 30, 2018.

34    Teck Resources Limited 2018 Third Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

REVENUES
Steelmaking coal	$1,505	$1,449	$4,675	$4,678

Copper
Highland Valley Copper	208	177	745	474
Antamina	238	214	793	649
Quebrada Blanca	56	41	176	135
Carmen de Andacollo	109	133	367	382
	611	565	2,081	1,640

Zinc
Trail Operations	443	557	1,549	1,695
Red Dog	570	664	1,151	1,103
Pend Oreille	23	25	69	74
Other	2	3	6	7
Intra-segment sales	(154)	(188)	(501)	(443)
	884	1,061	2,274	2,436
Energy[1]	209	–	287	–
TOTAL REVENUES	$3,209	$3,075	$9,317	$8,754

GROSS PROFIT (LOSS)
Steelmaking coal	$634	$625	$2,221	$2,389

Copper
Highland Valley Copper	12	–	161	(42)
Antamina	140	124	500	363
Quebrada Blanca	(9)	(24)	(16)	(117)
Carmen de Andacollo	27	42	94	95
Other	1	1	–	(1)
	171	143	739	298

Zinc
Trail Operations	(36)	1	63	92
Red Dog	266	328	608	563
Pend Oreille	(13)	(4)	(21)	(12)
Other	1	(25)	13	(26)
	218	300	663	617
Energy[1]	(14)	–	(13)	–
TOTAL GROSS PROFIT	$1,009	$1,068	$3,610	$3,304

Note:
1)	Energy results, for the nine months ended September 30, 2018, are effective from June 1, 2018.

35    Teck Resources Limited 2018 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

OPERATING COSTS
Steelmaking coal	$440	$372	$1,173	$1,059

Copper
Highland Valley Copper	144	121	417	355
Antamina	45	40	152	144
Quebrada Blanca	43	31	124	121
Carmen de Andacollo	60	66	204	211
Other	(1)	(1)	–	1
	291	257	897	832

Zinc
Trail Operations	122	123	334	334
Red Dog	105	89	170	157
Pend Oreille	31	21	78	61
Other	1	28	(7)	33
	259	261	575	585
Energy[1]	97	–	132	–
Total operating costs	$1,087	$890	$2,777	$2,476

TRANSPORTATION COSTS
Steelmaking coal	$250	$249	$720	$681

Copper
Highland Valley Copper	9	8	29	22
Antamina	7	5	21	17
Quebrada Blanca	1	1	2	2
Carmen de Andacollo	6	6	18	18
	23	20	70	59

Zinc
Trail Operations	35	34	108	105
Red Dog	41	46	81	84
Pend Oreille	–	1	1	2
	76	81	190	191
Energy[1]	27	–	35	–
Total transportation costs	$376	$350	$1,015	$931

Note:
1)	Energy results, for the nine months ended September 30, 2018, are effective from June 1, 2018.
36    Teck Resources Limited 2018 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$303	$380	$988	$1,105
Intra-segment purchases	(154)	(188)	(501)	(443)
	149	192	487	662
Energy1 2	78	–	100	–
Total raw material purchases	$227	$192	$587	$662
ROYALTY COSTS
Steelmaking coal	$5	$2	$12	$10

Copper
Antamina	6	7	18	20

Zinc
Red Dog	118	166	214	236
Pend Oreille	1	–	1	–
	119	166	215	236
Total royalty costs	$130	$175	$245	$266

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$176	$201	$549	$539

Copper
Highland Valley Copper	43	48	138	139
Antamina	40	38	102	105
Quebrada Blanca	21	33	66	129
Carmen de Andacollo	16	19	51	58
	120	138	357	431

Zinc
Trail Operations	19	19	56	59
Red Dog	40	35	78	63
Pend Oreille	4	7	10	23
	63	61	144	145
Energy[1]	21	–	33	–
Total depreciation and amortization	$380	$400	$1,083	$1,115
TOTAL COST OF SALES	$2,200	$2,007	$5,707	$5,450

Note:
1)	Energy results, for the nine months ended September 30, 2018, are effective from June 1, 2018.
2)	Includes diluent and blend purchases.
37    Teck Resources Limited 2018 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2018	2017	2018	2017

Steelmaking coal	$117	$136	$396	$374

Copper
Highland Valley Copper	19	16	60	47
Antamina	19	17	59	57
Carmen de Andacollo	1	–	4	1
	39	33	123	105

Zinc
Red Dog	6	6	15	21
Total	$162	$175	$534	$500

38    Teck Resources Limited 2018 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
Steelmaking coal	2018	2017	2018	2017

Waste production (million BCM’s)	68.7	72.8	210.6	201.5
Clean coal production (million tonnes)	6.4	6.8	18.9	19.7

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.8:1	10.6:1	11.1:1	10.2:1
Sales (million tonnes)	6.7	7.4	19.4	20.2

Highland Valley Copper

Tonnes mined (000's)	27,422	30,576	82,165	87,400
Tonnes milled (000's)	12,311	13,642	36,964	38,525

Copper
Grade (%)	0.23	0.25	0.27	0.22
Recovery (%)	80.4	74.9	78.9	73.5
Production (000's tonnes)	23.1	25.1	78.1	62.6
Sales (000's tonnes)	24.7	22.6	81.8	60.1
Molybdenum
Production (million pounds)	1.9	2.6	6.7	6.4
Sales (million pounds)	1.9	2.1	6.3	5.7

Antamina

Tonnes mined (000's)	62,470	59,216	179,557	177,241
Tonnes milled (000's)
Copper-only ore	7,151	7,637	21,416	23,322
Copper-zinc ore	6,046	5,185	16,920	14,684
	13,197	12,822	38,336	38,006
Copper[1]
Grade (%)	0.96	0.94	0.95	0.94
Recovery (%)	89.3	89.2	89.8	88.8
Production (000's tonnes)	113.6	110.4	328.1	318.6
Sales (000's tonnes)	103.4	98.1	314.6	304.3

Zinc[1]
Grade (%)	2.15	2.16	2.22	2.08
Recovery (%)	87.8	88.9	88.2	88.6
Production (000's tonnes)	107.6	102.3	324.0	277.2
Sales (000's tonnes)	112.0	88.7	321.4	270.1

Molybdenum
Production (million pounds)	3.1	2.7	7.5	5.0
Sales (million pounds)	1.4	1.1	7.3	1.1

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

39    Teck Resources Limited 2018 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Quebrada Blanca	2018	2017	2018	2017

Tonnes mined (000's)	2,899	3,779	10,062	9,962
Tonnes placed (000's)
Heap leach ore	–	–	–	622
Dump leach ore	1,263	2,720	6,040	6,092
	1,263	2,720	6,040	6,714
Grade (SCu%)[1]
Heap leach ore	–	–	–	0.45
Dump leach ore	0.22	0.61	0.32	0.42

Production (000's tonnes)
Heap leach ore	1.6	1.3	4.4	8.2
Dump leach ore	4.9	3.8	15.1	9.1
	6.5	5.1	19.5	17.3
Sales (000's tonnes)	7.0	5.1	20.4	17.3

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	6,121	6,664	17,770	19,993
Tonnes milled (000’s)	4,771	4,561	13,541	12,905
Copper
Grade (%)	0.39	0.47	0.39	0.47
Recovery (%)	86.3	89.0	86.8	89.2
Production (000’s tonnes)	15.7	18.9	46.4	54.7
Sales (000’s tonnes)	13.9	18.0	44.3	52.8

Gold[1]
Production (000’s ounces)	16.2	13.7	43.3	40.5
Sales (000’s ounces)	14.2	13.4	42.1	38.3

Copper cathode
Production (000’s tonnes)	0.9	0.8	2.9	2.4
Sales (000’s tonnes)	0.9	0.7	3.0	2.5

Note:
1)	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

40    Teck Resources Limited 2018 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Trail Operations	2018	2017	2018	2017

Concentrate treated (000’s tonnes)
Zinc	144	147	431	429
Lead	29	38	93	119
Metal production
Zinc (000's tonnes)	74.7	78.4	228.3	230.0
Lead (000's tonnes)	14.9	22.9	51.0	68.9
Silver (million ounces)	3.0	5.3	10.6	16.9
Gold (000's ounces)	10.4	15.1	31.2	34.5

Metal sales
Zinc (000's tonnes)	74.4	77.1	228.6	226.7
Lead (000's tonnes)	12.4	22.0	45.9	67.0
Silver (million ounces)	3.0	5.1	10.4	16.8
Gold (000's ounces)	10.3	14.4	31.7	33.2

Red Dog

Tonnes mined (000's)	3,080	3,164	8,748	8,940
Tonnes milled (000's)	1,108	1,097	3,133	3,233
Zinc
Grade (%)	15.7	16.5	16.0	15.1
Recovery (%)	85.0	84.4	84.2	81.9
Production (000's tonnes)	148.0	152.4	423.1	400.7
Sales (000's tonnes)	150.5	163.6	345.5	352.4
Lead
Grade (%)	4.4	4.3	4.5	5.0
Recovery (%)	53.8	54.3	50.6	53.5
Production (000's tonnes)	26.4	25.8	71.8	86.3
Sales (000's tonnes)	66.6	79.7	66.6	79.7

Pend Oreille

Tonnes mined (000's)	240	180	651	529
Tonnes milled (000's)	166	129	398	393
Zinc
Grade (%)	5.5	7.4	5.8	7.2
Recovery (%)	87.5	87.4	87.9	87.0
Production (000's tonnes)	7.9	8.2	20.4	24.5
Sales (000's tonnes)	8.2	8.0	21.2	24.4
Lead
Grade (%)	1.0	1.1	0.8	1.4
Recovery (%)	60.1	62.4	60.9	68.0
Production (000's tonnes)	1.0	0.9	2.1	3.7
Sales (000's tonnes)	1.0	0.9	2.2	3.7

41    Teck Resources Limited 2018 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to adjusted profit, adjusted earnings per share, EBITDA, adjusted EBITDA, gross profit before depreciation and amortization, gross profit margins before depreciation, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, operating netback, net debt, debt to debt-plus-equity ratio, the net debt to net debt-plus-equity ratio, debt to EBITDA ratio and net debt to EBITDA ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect (after taxes) of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to profit attributable to shareholders as described above. These adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses, also referred to as bitumen price realized, less royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port
42    Teck Resources Limited 2018 Third Quarter News Release

of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. The debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt. The net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator. These measures are disclosed, as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2018	2017	2018	2017

Basic earnings per share	$2.23	$1.01	$4.66	$2.98
Add (deduct):
Debt purchase losses	0.03	–	0.03	0.28
Debt prepayment option loss (gain)	(0.03)	(0.02)	0.02	(0.08)
Asset sales and provisions	(1.41)	0.01	(1.41)	–
Foreign exchange loss (gain)	(0.01)	–	(0.01)	(0.04)
Collective agreement charges	–	0.05	–	0.05
Other	–	–	(0.03)	–
Adjusted basic earnings per share	$0.81	$1.05	$3.26	$3.19

43    Teck Resources Limited 2018 Third Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2018	2017	2018	2017

Diluted earnings per share	$2.20	$0.99	$4.59	$2.93
Add (deduct):
Debt purchase losses	0.03	–	0.03	0.28
Debt prepayment option loss (gain)	(0.03)	(0.02)	0.02	(0.08)
Asset sales and provisions	(1.39)	0.01	(1.39)	–
Foreign exchange loss (gain)	(0.01)	–	(0.01)	(0.04)
Collective agreement charges	–	0.05	–	0.05
Other	–	–	(0.03)	–
Adjusted diluted earnings per share	$0.80	$1.03	$3.21	$3.14

Reconciliation of Net Debt to EBITDA Ratio

	(A) Twelve months ended December 31, 2017		(B) Nine Months ended September 30, 2017	(C) Nine months ended September 30, 2018	(A-B+C) Twelve months ended September 30, 2018

Profit attributable to shareholders	$2,460		$1,720	$2,674	$3,414
Finance expense net of finance income	212		173	161	200
Provision for income taxes	1,425		1,018	1,104	1,511
Depreciation and amortization	1,492		1,115	1,083	1,460
EBITDA	$5,589	(D)	$4,026	$5,022	$6,585	(E)

Total debt at period end	$6,369				$5,235
Less: cash and cash equivalents at period end	(952)				(1,483)
Net debt	$5,417	(F)			$3,752	(G)

Debt to EBITDA ratio	1.1				0.8
Net Debt to EBITDA ratio	1.0	(F/D)			0.6	(G/E)

44    Teck Resources Limited 2018 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Profit attributable to shareholders	$1,281	$584	$2,674	$1,720
Finance expense net of finance income	74	39	161	173
Provision for income taxes	329	347	1,104	1,018
Depreciation and amortization	380	400	1,083	1,115
EBITDA	$2,064	$1,370	$5,022	$4,026

Add (deduct):
Debt purchase losses	26	–	26	216
Debt prepayment option loss (gain)	(23)	(20)	9	(64)
Asset sales and provisions	(889)	10	(885)	(2)
Foreign exchange loss (gain)	(15)	2	(23)	(20)
Collective agreement charges	1	39	1	41
Other items	–	–	(15)	–
Adjusted EBITDA	$1,164	$1,401	$4,135	$4,197

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Gross profit	$1,009	$1,068	$3,610	$3,304
Depreciation and amortization	380	400	1,083	1,115
Gross profit before depreciation and amortization	$1,389	$1,468	$4,693	$4,419

Reported as:
Steelmaking coal	$810	$826	$2,770	$2,928

Copper
Highland Valley Copper	55	48	299	97
Antamina	180	162	602	468
Quebrada Blanca	12	9	50	12
Carmen de Andacollo	43	61	145	153
Other	1	1	–	(1)
	291	281	1,096	729

Zinc
Trail Operations	(17)	20	119	151
Red Dog	306	363	686	626
Pend Oreille	(9)	3	(11)	11
Other	1	(25)	13	(26)
	281	361	807	762
Energy[1]	7	–	20	–
Gross profit before depreciation and amortization	$1,389	$1,468	$4,693	$4,419

Note:
1)	Energy results for the nine months ended September 30, 2018 are effective from June 1, 2018.

45    Teck Resources Limited 2018 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2018	2017	2018	2017

Cost of sales as reported	$871	$824	$2,454	$2,289
Less:
Transportation	(250)	(249)	(720)	(681)
Depreciation and amortization	(176)	(201)	(549)	(539)
Adjusted cash cost of sales	$445	$374	$1,185	$1,069
Tonnes sold (millions)	6.7	7.4	19.4	20.2

Per unit costs — CAD$/tonne
Adjusted cash cost of sales	$67	$51	$61	$53
Transportation	37	33	37	34
Cash unit costs — CAD$/tonne	$104	$84	$98	$87
US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.25	$1.29	$1.31
Per unit costs — US$/tonne[1]
Adjusted cash cost of sales	$51	$40	$47	$40
Transportation	28	27	29	26
Cash unit costs — US$/tonne	$79	$67	$76	$66

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

46    Teck Resources Limited 2018 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2018	2017	2018	2017

Revenue as reported	$611	$565	$2,081	$1,640
By-product revenue (A)[1]	(104)	(82)	(361)	(251)
Smelter processing charges	36	44	116	130
Adjusted revenue	$543	$527	$1,836	$1,519

Cost of sales as reported	$440	$422	$1,342	$1,342
Less:
Depreciation and amortization	(120)	(138)	(357)	(431)
Inventory write-downs	–	–	(3)	(13)
Collective agreement charges	(1)	(13)	(1)	(15)
By-product cost of sales (B)[1]	(15)	(10)	(46)	(39)
Adjusted cash cost of sales	$304	$261	$935	$844

Payable pounds sold (millions) (C)	148.9	146.2	470.5	429.5

Adjusted per unit cash costs — CAD$/pound
Adjusted cash cost of sales	$2.04	$1.79	$1.99	$1.97
Smelter processing charges	0.24	0.30	0.24	0.30
Total cash unit costs — CAD$/pound (D)	$2.28	$2.09	$2.23	$2.27
Cash margin for by-products — CAD$/pound ((A – B)/C)[1]	(0.60)	(0.49)	(0.67)	(0.49)
Net cash unit cost CAD$/pound[2]	$1.68	$1.60	$1.56	$1.78

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.25	$1.29	$1.31
Adjusted per unit costs — US$/pound[3]
Adjusted cash cost of sales	$1.56	$1.42	$1.54	$1.51
Smelter processing charges	0.19	0.24	0.19	0.23
Total cash unit costs — US$/pound	$1.75	$1.66	$1.73	$1.74
Cash margin for by-products — US$/pound	(0.46)	(0.39)	(0.52)	(0.38)
Net cash unit costs — US$/pound	$1.29	$1.27	$1.21	$1.36

Notes:
1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
2)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
3)	Average period exchange rates are used to convert to US$/lb equivalent.
47    Teck Resources Limited 2018 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2018	2017	2018	2017

Revenue as reported	$884	$1,061	$2,274	$2,436
Less:
Trail Operations revenues as reported	(443)	(557)	(1,549)	(1,695)
Other revenues as reported	(2)	(3)	(6)	(7)
Add back: Intra-segment sales as reported	154	188	501	443
	$593	$689	$1,220	$1,177
By-product revenues (A)[2]	(209)	(256)	(219)	(268)
Smelter processing charges	59	91	182	230
Adjusted revenue	$443	$524	$1,183	$1,139
Cost of sales as reported	$666	$761	$1,611	$1,819
Less:
Trail Operations cost of sales as reported	(479)	(556)	(1,486)	(1,603)
Other costs as reported	(1)	(28)	7	(33)
Add back: Intra-segment purchases as reported	154	188	501	443
	$340	$365	$633	$626
Less:
Depreciation and amortization	(44)	(42)	(88)	(86)
Royalty costs	(119)	(166)	(215)	(236)
By-product cost of sales (B)[2]	(50)	(54)	(50)	(54)
Adjusted cash cost of sales	$127	$103	$280	$250
Payable pounds sold (millions) (C)	298.2	320.9	687.8	705.4

Adjusted per unit costs — CAD$/pound
Adjusted cash cost of sales	$0.43	$0.32	$0.41	$0.35
Smelter processing charges	0.20	0.28	0.26	0.33
Total cash unit costs — CAD$/pound	$0.63	$0.60	$0.67	$0.68
Cash margin for by-products — CAD$/pound (A/C) [2]	(0.53)	(0.63)	(0.25)	(0.30)
Net cash unit cost CAD$/pound[3]	$0.10	$(0.03)	$0.42	$0.38

US$ amounts
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.25	$1.29	$1.31
Adjusted per unit costs — US$/pound[4]
Adjusted cash cost of sales	$0.33	$0.26	$0.31	$0.27
Smelter processing charges	0.15	0.22	0.21	0.25
Total cash unit costs — US$/pound	$0.48	$0.48	$0.52	$0.52
Cash margin for by-products — US$/pound	(0.41)	(0.50)	(0.19)	(0.23)
Net cash unit cost US$/pound	$0.07	$(0.02)	$0.33	$0.29

Notes:
1)	Red Dog and Pend Oreille.
2)	By-products includes both by-products and co-products.
3)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation, amortization and royalty costs.
4)	Average period exchange rates are used to convert to US$/lb equivalent.
48    Teck Resources Limited 2018 Third Quarter News Release

Energy Business Unit — Operating Netback Reconciliation3

(CAD$ in millions, except where noted)	Three months ended September 30, 2018	Nine months ended September 30, 2018

Revenue as reported	$209	$287
Less:
Cost of diluent for blending	(66)	(88)
Non-proprietary product revenue	(18)	(18)
Add back: crown royalties[1] (D)	7	10
Adjusted revenue (A)	$132	$191

Cost of sales as reported	$223	$300
Less:
Depreciation and amortization	(21)	(33)
Cash cost of sales	$202	$267
Less:
Cost of diluent for blending	(66)	(88)
Cost of non-proprietary product	(12)	(12)
Transportation for non-proprietary product	(3)	(3)
Transportation for FRB (C)	(24)	(32)
Adjusted cash cost of sales (E)	$97	$132

Blended bitumen barrels sold (000s of barrels)	3,105	4,267
Less diluent barrels included in blended bitumen (000s of barrels)	(621)	(865)
Bitumen barrels sold (000s of barrels) (B)	2,484	3,402

Per barrel amounts — CAD$/barrel[2]
Bitumen price realized (adjusted revenue) (A/B)	$53.41	$56.47
Crown royalties (D/B)	(2.90)	(3.08)
Transportation (C/B)	(9.58)	(9.43)
Operating costs (E/B)	(39.04)	(38.84)
Operating netback — CAD$/barrel	$1.89	$5.12

Blended Bitumen Price Realized Reconciliation3
(CAD$ in millions, except where noted)	Three months ended September 30, 2018	Nine months ended September 30, 2018

Revenue as reported	$209	$287
Less: non-proprietary product revenue	(18)	(18)
Add back: crown royalties[1]	7	10
Blended bitumen revenue (A)	$198	$279

Blended bitumen barrels sold (000s of barrels) (B)	3,106	4,267
Blended bitumen price realized — (CAD$/barrel) (A/B) = D	$63.96	$65.60
Average exchange rate (C)	1.31	1.31
Blended bitumen price realized — (US$/barrel) (D/C)[2]	$48.94	$50.14

Notes:
1)	Revenue is reported after deduction of crown royalties.
2)	Calculated per unit amounts may differ due to rounding.
3)	Results for the nine months ended September 30, 2018 are effective from June 1, 2018.
49    Teck Resources Limited 2018 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated global and regional supply and demand for our commodities, production, sales and unit cost guidance and forecasts for our products and individual operations, capital expenditure guidance, capitalized stripping guidance, mine lives and duration of operations at our various mines and operations, our statement that we are well positioned for ongoing profitability and strong cash flows, our expectation that coal production volumes can be adjusted to reflect market demand, potential to extend the mine life at Cardinal River, planned 2018 capital spending relating to the Elk Valley Water Quality Plan and timing of recommissioning of the West Line Creek Active Water Treatment Facility, potential of our R&D projects to significantly reduce capital and operating costs for water treatment in the Elk Valley, anticipated completion date for the D3 mill project at Highland Valley, timing of development and partnering decisions for Quebrada Blanca Phase 2, Quebrada Blanca Phase 2 mine life and production capacity projections, expected spending and activities on our Project Satellite properties, the timing of a decision statement regarding the Frontier Project, costs, timing and mill throughput benefit of the Red Dog VIP2 project, impact of certain accounting initiatives and estimates, all guidance appearing in this presentation including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, the sensitivity of our profit and EBITDA to changes in currency exchange rates and commodity price changes, the expectation that our efforts have helped insulate our company from the effects of price volatility and the statement that there is a positive outlook for the company, the expectations regarding the number of Class B shares that might be purchased under the normal course issuer bid and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, assumptions that rail and port
50    Teck Resources Limited 2018 Third Quarter News Release

services perform adequately, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners, joint venturers and communities in which we operate. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final Feasibility Study. Assumptions regarding the benefits of SRF and R&D efforts to reduce water treatment costs are based on the assumption that technologies will work on a wide scale. Assumptions regarding the costs and benefits of the VIP2 project include assumptions that the project performs as expected. Our Guidance tables include footnotes with further assumptions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially. Announcement of any partnering transaction regarding QB2 will depend on several factors, including, but not limited to, status of negotiations and reaching an acceptable outcome in those negotiations.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and schedules and costs may be adjusted by our partners, and timing of spending and continued development is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated. Purchases of Class B shares under the normal course issuer bid may be affected by, amount other things, availability of Class B shares, share price volatility, and availability of funds to purchase shares.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2017, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.
51    Teck Resources Limited 2018 Third Quarter News Release

Scientific and technical information regarding our material mining projects in this quarterly report was reviewed, approved and verified by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2018 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 25, 2018. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

52    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018
(Unaudited)

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2018	2017 (restated)	2018	2017 (restated)

Revenues (Note 3)	$3,209	$3,075	$9,317	$8,754
Cost of sales	(2,200)	(2,007)	(5,707)	(5,450)
Gross profit	1,009	1,068	3,610	3,304

Other operating income (expenses)
General and administration	(32)	(23)	(92)	(79)
Exploration	(18)	(16)	(45)	(38)
Research and development	(9)	(15)	(25)	(40)
Other operating income (expense) (Note 4)	732	(61)	532	(94)
Profit from operations	1,682	953	3,980	3,053

Finance income	10	7	23	11
Finance expense (Note 5)	(84)	(46)	(184)	(184)
Non-operating income (expense) (Note 6)	12	23	(12)	(126)
Share of income (loss) of associates and joint ventures	(1)	1	(3)	5
Profit before taxes	1,619	938	3,804	2,759
Provision for income taxes	(329)	(347)	(1,104)	(1,018)
Profit for the period	$1,290	$591	$2,700	$1,741
Profit attributable to:
Shareholders of the company	$1,281	$584	$2,674	$1,720
Non-controlling interests	9	7	26	21
Profit for the period	$1,290	$591	$2,700	$1,741

Earnings per share
Basic	$2.23	$1.01	$4.66	$2.98
Diluted	$2.20	$0.99	$4.59	$2.93
Weighted average shares outstanding (millions)	574.7	578.0	574.1	577.6
Weighted average diluted shares outstanding (millions) (Note 8(e))	582.3	587.1	582.8	586.8
Shares outstanding at end of period (millions)	574.9	578.3	574.9	578.3

54    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017 (restated)	2018	2017 (restated)

Profit for the period	$1,290	$591	$2,700	$1,741

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(17), $(28), $15 and $(53))	(99)	(116)	86	(231)
Change in fair value of debt securities (2017 – change in fair value of available-for-sale financial instruments) (net of taxes of $nil, $1, $nil and $1)	(1)	(6)	(1)	(3)
Share of other comprehensive loss of associates and joint ventures	–	–	–	(5)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $nil, $nil, $nil, and $nil)	(4)	–	(4)	–
Remeasurements of retirement benefit plans (net of taxes of $28, $(9), $10, and $(12))	(63)	16	(20)	30
Total other comprehensive income (loss) for the period	(167)	(106)	61	(209)
Total comprehensive income for the period	$1,123	$485	$2,761	$1,532

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(166)	$(101)	$55	$(200)
Non-controlling interests	(1)	(5)	6	(9)
	$(167)	$(106)	$61	$(209)
Total comprehensive income attributable to:
Shareholders of the company	$1,115	$483	$2,729	$1,520
Non-controlling interests	8	2	32	12
	$1,123	$485	$2,761	$1,532
55    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017 (restated)	2018	2017 (restated)

Operating activities
Profit for the period	$1,290	$591	$2,700	$1,741
Depreciation and amortization	380	400	1,083	1,115
Provision for income taxes	329	347	1,104	1,018
Gain on sale of investments and assets	(889)	(23)	(891)	(35)
Foreign exchange loss (gains)	(15)	2	(23)	(20)
Loss on debt repurchase	26	–	26	216
Loss (gain) on debt prepayment options	(23)	(20)	9	(64)
Finance expense	84	46	184	184
Income taxes paid	(163)	(169)	(688)	(591)
Other	49	126	85	151
Net change in non-cash working capital items	(186)	(399)	(480)	(113)
	882	901	3,109	3,602
Investing activities
Expenditures on property, plant and equipment	(397)	(390)	(1,202)	(1,075)
Capitalized production stripping costs	(162)	(175)	(534)	(500)
Expenditures on investments and other assets	(140)	(78)	(290)	(149)
Proceeds from the sale of investments and assets	1,196	11	1,256	101
	497	(632)	(770)	(1,623)
Financing activities
Repurchase and repayment of debt	(1,334)	(28)	(1,378)	(1,921)
Debt interest and finance charges paid	(133)	(137)	(332)	(400)
Issuance of Class B subordinate voting shares	4	7	49	15
Purchase and cancellation of Class B subordinate voting shares	–	–	(58)	–
Dividends paid	(29)	(29)	(86)	(87)
Distributions to non-controlling interests	(9)	(11)	(31)	(49)
	(1,501)	(198)	(1,836)	(2,442)

Effect of exchange rate changes on cash and cash equivalents	(26)	(28)	28	(55)
Increase (decrease) in cash and cash equivalents	(148)	43	531	(518)
Cash and cash equivalents at beginning of period	1,631	846	952	1,407
Cash and cash equivalents at end of period	$1,483	$889	$1,483	$889
56    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	September 30, 2018	December 31, 2017 (restated)

ASSETS

Current assets
Cash and cash equivalents	$1,483	$952
Current income taxes receivable	45	48
Trade and settlement receivables	1,272	1,419
Inventories	2,010	1,669
Other current assets	232	310
Assets held for sale	–	350
	5,042	4,748

Financial and other assets	952	1,051
Investments in associates and joint ventures	1,005	943
Property, plant and equipment	30,142	29,045
Deferred income tax assets	133	154
Goodwill	1,099	1,087
	$38,373	$37,028

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,025	$2,290
Current income taxes payable	132	268
Debt (Note 7)	32	55
	2,189	2,613

Debt (Note 7)	5,203	6,314
Deferred income tax liabilities	6,128	5,579
Retirement benefit liabilities	519	552
Other liabilities and provisions	1,868	1,977
	15,907	17,035
Equity
Attributable to shareholders of the company	22,339	19,851
Attributable to non-controlling interests	127	142
	22,466	19,993
	$38,373	$37,028

57    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2018	2017 (restated)

Class A common shares
Beginning of period	$6	$7
Class A shares conversion	–	(1)
End of period	6	6
Class B subordinate voting shares
Beginning of period	6,603	6,637
Share repurchases	(19)	–
Issued on exercise of options	63	19
Class A shares conversion	–	1
End of period	6,647	6,657
Retained earnings
Beginning of period	12,796	10,720
IFRS 9 transition adjustment on January 1, 2018	34	–
Profit for the period attributable to shareholders of the company	2,674	1,720
Dividends paid	(86)	(87)
Share repurchases	(39)	–
Purchase of non-controlling interests	(159)	–
Remeasurements of retirement benefit plans	(20)	30
End of period	15,200	12,383
Contributed surplus
Beginning of period	202	193
Share option compensation expense	13	13
Transfer to Class B subordinate voting shares on exercise of options	(14)	(4)
End of period	201	202
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	244	450
IFRS 9 transition adjustment on January 1, 2018	(34)	–
Other comprehensive income (loss)	55	(200)
Less remeasurements of retirement benefit plans recorded in retained earnings	20	(30)
End of period	285	220
Non-controlling interests
Beginning of period	142	159
Profit for the period attributable to non-controlling interests	26	21
Other comprehensive income (loss) attributable to non-controlling interests	6	(9)
Purchase of non-controlling interests	(16)	–
Acquisition of AQM Copper Inc.	–	18
Dividends or distributions	(31)	(49)
End of period	127	140
Total equity	$22,466	$19,608

58    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies disclosed in Note 2 to our consolidated financial statements for the first quarter ended March 31, 2018. Note 13 discloses the effects of the adoption of new IFRS pronouncements for all periods presented. On October 24, 2018, the Audit Committee of the Board of Directors authorized these consolidated financial statements for issuance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies that were amended as a result of the adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15) and IFRS 9, Financial Instruments (IFRS 9) (Note 13) are consistent with those reported in our first quarter 2018 consolidated financial statements. As at June 1, 2018, our Fort Hills oil sands mining and processing operations were considered available for use and from that date onward, we have included the operating results in our consolidated statement of income. Our revenue recognition policy for blended bitumen sales is outlined below.

Revenue

Our revenue consists of sales of steelmaking coal, copper, zinc and lead concentrates, refined zinc, lead and silver and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within thirty days. Our revenue for blended bitumen is net of royalty payments to governments.

59    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	REVENUES

We adopted IFRS 15 on January 1, 2018, as outlined in Note 13(b). The following disclosures present our disaggregated revenue information as required by IFRS 15.

a)	Total Revenues by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 9) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product.

(CAD$ in millions)	Three months ended September 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,505	$–	$–	$–	$1,505
Copper	–	506	–	–	506
Zinc	–	65	651	–	716
Silver	–	5	98	–	103
Lead	–	–	207	–	207
Blended bitumen	–	–	–	209	209
Other	–	35	82	–	117
Intra-segment revenues	–	–	(154)	–	(154)
	$1,505	$611	$884	$209	$3,209

(CAD$ in millions)	Three months ended September 30, 2017 (restated)
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,449	$–	$–	$–	$1,449
Copper	–	483	–	–	483
Zinc	–	56	731	–	787
Silver	–	3	157	–	160
Lead	–	–	279	–	279
Blended bitumen	–	–	–	–	–
Other	–	23	82	–	105
Intra-segment revenues	–	–	(188)	–	(188)
	$1,449	$565	$1,061	$–	$3,075

60    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	REVENUES, continued

(CAD$ in millions)	Nine months ended September 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy[1]	Total
Steelmaking coal	$4,675	$–	$–	$–	$4,675
Copper	–	1,720	–	–	1,720
Zinc	–	226	1,948	–	2,174
Silver	–	15	263	–	278
Lead	–	–	313	–	313
Blended bitumen	–	–	–	287	287
Other	–	120	251	–	371
Intra-segment revenues	–	–	(501)	–	(501)
	$4,675	$2,081	$2,274	$287	$9,317

(CAD$ in millions)	Nine months ended September 30, 2017 (restated)
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$4,678	$–	$–	$–	$4,678
Copper	–	1,389	–	–	1,389
Zinc	–	175	1,771	–	1,946
Silver	–	10	431	–	441
Lead	–	–	433	–	433
Blended bitumen	–	–	–	–	–
Other	–	66	244	–	310
Intra-segment revenues	–	–	(443)	–	(443)
	$4,678	$1,640	$2,436	$–	$8,754

Note:
1)	Includes revenue for our Fort Hills oil sands mining and processing operations from June 1, 2018.

61    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	REVENUES, continued

b)	Total Revenues by Regions

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the delivery location as designated by the customer. The 2018 results include revenue for our Fort Hills oil sands mining and processing operations from June 1, 2018.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017 (restated)	2018	2017 (restated)
			•	•
Asia
China	$579	$623	$1,604	$1,501
Japan	432	579	1,320	1,464
South Korea	429	324	1,054	1,073
India	209	216	697	481
Other	250	243	832	670
Americas
United States	412	318	1,196	1,042
Canada	294	230	784	680
Latin America	63	65	236	289
Europe
Germany	81	103	348	441
Finland	71	57	204	180
Spain	54	65	178	190
Other	335	252	864	743
	$3,209	$3,075	$9,317	$8,754

4.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Settlement pricing adjustments	$(54)	$93	$(85)	$128
Share-based compensation (Note 8(a))	(3)	(52)	(57)	(61)
Environmental and care and maintenance costs	(31)	(46)	(15)	(68)
Social responsibility and donations	(2)	(3)	(10)	(5)
Gain on sale of assets	889	12	885	24
Commodity derivatives	(13)	(5)	(47)	20
Take or pay contract costs	(23)	(17)	(79)	(57)
Break fee in respect of Waneta Dam sale	–	(28)	–	(28)
Other	(31)	(15)	(60)	(47)
	$732	$(61)	$532	$(94)
62    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Debt interest	$83	$87	$260	$297
Finance lease interest	6	1	18	2
Letters of credit and facility fees	16	15	47	52
Net interest expense on retirement benefit plans	2	3	5	9
Accretion on decommissioning and restoration provisions	26	20	76	59
Other	3	5	7	6
	136	131	413	425
Less capitalized borrowing costs	(52)	(85)	(229)	(241)
	$84	$46	$184	$184

6.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2018	2017	2018	2017

Foreign exchange gains (losses)	$15	$(2)	$23	$20
Gain (loss) on debt prepayment options (Note 7(b))	23	20	(9)	64
Gain on sale of investments	–	5	–	6
Loss on note purchases (Note 7(a))	(26)	–	(26)	(216)
	$12	$23	$(12)	$(126)

63    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

7.	DEBT

($ in millions)	September 30, 2018			December 31, 2017
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

2.5% notes due February 2018	$–	$–	$–	$22	$28	$28
4.5% notes due January 2021 (a)	117	150	153	220	274	285
4.75% notes due January 2022 (a)	202	260	267	672	841	884
3.75% notes due February 2023 (a)	220	275	280	646	804	818
8.5% notes due June 2024 (b)	600	777	851	600	753	853
6.125% notes due October 2035	609	776	833	609	751	865
6.0% notes due August 2040	490	632	650	491	613	686
6.25% notes due July 2041	795	1,018	1,086	795	986	1,144
5.2% notes due March 2042	399	510	480	399	494	502
5.4% notes due February 2043	377	482	466	377	468	481
	3,809	4,880	5,066	4,831	6,012	6,546

Antamina term loan due April 2020	23	29	29	23	28	28
Finance lease liabilities	251	326	326	250	313	313
Other	–	–	–	13	16	16
	4,083	5,235	5,421	5,117	6,369	6,903
Less current portion of debt	(25)	(32)	(32)	(45)	(55)	(55)
	$4,058	$5,203	$5,389	$5,072	$6,314	$6,848

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 12).

a)	Note Purchases

During the third quarter of 2018, we purchased US$1 billion aggregate principal amount of certain of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.5% notes due 2021, US$471 million of 4.75% notes due 2022, and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.01 billion. We recorded a pre-tax accounting charge of $26 million ($19 million after-tax) in non-operating income (expense) (Note 6) in connection with these purchases.

b)	Embedded Prepayment Options

The 2024 notes include a prepayment option that is considered to be an embedded derivative. At September 30, 2018, this prepayment option is recorded as financial and other assets on the balance sheet at a fair value of $102 million based on current market interest rates for similar instruments and our credit spread. Due to changes in the fair value of the prepayment option, we recorded a gain of $23 million (2017 — $20 million gain) and a loss of $9 million (2017 — $64 million gain) for the three and nine months ended September 30, 2018 in non-operating income (expense), respectively (Note 6).

64    Teck Resources Limited 2018 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

7.	DEBT, continued

c)	Revolving Facilities

At September 30, 2018, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until October 2022 and is undrawn at September 30, 2018. The US$1.2 billion facility is available until October 2020 and has an aggregate of US$730 million in outstanding letters of credit drawn against it at September 30, 2018.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities, certain standby letters of credit and hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result our obligations under these agreements are guaranteed on a senior unsecured basis by Teck Metals Ltd., (TML), Teck Coal Partnership, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. While Teck has non-investment grade credit ratings, amounts outstanding under these facilities bear interest at LIBOR plus an applicable margin based on our leverage ratio. If and when Teck regains investment grade credit ratings, amounts outstanding under these facilities will bear interest at LIBOR plus an applicable margin based on credit ratings. Both facilities require that our total debt-to-capitalization ratio, which was 0.19 to 1 at September 30, 2018, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At September 30, 2018, we had an aggregate of US$838 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings and, for the power purchase agreements, will also be reduced if and when certain project milestones are reached.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2018, we were party to various uncommitted credit facilities providing for a total of $2.0 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.5 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $365 million outstanding at September 30, 2018, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at September 30, 2018 to support current and future reclamation obligations.

8.	EQUITY

a)	Share-Based Compensation
During the first three quarters of 2018, we granted 1,543,105 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $37.65, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $11.14 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 2.06%, a dividend yield of 2.66% and an expected volatility of 41%.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	EQUITY, continued

We have issued and outstanding deferred share units, restricted share units, performance and performance deferred share units (collectively referred to as units). Deferred and restricted share units are granted to both employees and directors. Performance and performance deferred share units are granted to employees only. During the first three quarters of 2018, we issued 890,085 units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. Performance and performance deferred share units vest in three years. The performance and performance deferred share units have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at September 30, 2018 was 7,757,435.

Share-based compensation expense of $3 million and $57 million (2017 — $52 million and $61 million) was recorded for the three and nine months ended September 30, 2018, respectively, for all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

	September 30,	September 30,	December 31,
(CAD$ in millions)	2018	2017 (restated)	2017 (restated)

Currency translation differences	$308	$198	$228
Unrealized gain (loss) on marketable equity and debt securities (net of tax of $3, $(2) and $(2))	(24)	23	17
Realized gain on marketable equity and debt securities (net of tax $nil, $nil and $nil)	2	–	–
Share of other comprehensive loss of associates and joint ventures	(1)	(1)	(1)
	$285	$220	$244

c)	Dividends

Dividends of $0.05 per share (totaling $29 million) were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2018.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2018, we renewed our normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period starting October 10, 2018 and ending on October 9, 2019. All repurchased shares will be cancelled. We purchased 1,592,594 Class B subordinate voting shares to date in 2018 pursuant to our normal course issuer bid, which expired on October 9, 2018.

e)	Diluted Earnings per Share

For the purposes of calculating earnings per share, the effect of dilutive securities of 7.6 million shares (2017 — 9.1 million shares) and 8.7 million shares (2017 — 9.2 million shares) in the three and nine months ended September 30, 2018, respectively, is added to the weighted average number of shares outstanding.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between operations are carried out on terms that arm’s-length parties would use. Total assets does not include receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended September 30, 2018
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,505	$611	$1,038	$209	$–	$3,363
Less: Intra-segment revenues	–	–	(154)	–	–	(154)
Revenues	1,505	611	884	209	–	3,209
Cost of sales	(871)	(440)	(666)	(223)	–	(2,200)
Gross profit	634	171	218	(14)	–	1,009
Other operating income (expenses)	(10)	(102)	858	(2)	(71)	673
Profit (loss) from operations	624	69	1,076	(16)	(71)	1,682

Net finance expense	(10)	(12)	(9)	(7)	(36)	(74)
Non-operating income (expenses)	(3)	2	–	(1)	14	12
Share of loss of associates and joint ventures	–	–	–	–	(1)	(1)
Profit (loss) before taxes	611	59	1,067	(24)	(94)	1,619
Capital expenditures	$213	$195	$113	$36	$2	$559

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2017 (restated)
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,449	$565	$1,249	$–	$–	$3,263
Less: Intra-segment revenues	–	–	(188)	–	–	(188)
Revenues	1,449	565	1,061	–	–	3,075
Cost of sales	(824)	(422)	(761)	–	–	(2,007)
Gross profit	625	143	300	–	–	1,068
Other operating income (expenses)	(33)	30	16	(7)	(121)	(115)
Profit (loss) from operations	592	173	316	(7)	(121)	953

Net finance expense	15	(10)	(3)	–	(41)	(39)
Non-operating income (expenses)	(8)	1	(6)	–	36	23
Share of losses of associates and joint ventures	–	1	–	–	–	1
Profit (loss) before taxes	599	165	307	(7)	(126)	938
Capital expenditures	$170	$110	$54	$231	$–	$565

	Nine months ended September 30, 2018
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$4,675	$2,081	$2,775	$287	$–	$9,818
Less: Intra-segment revenues	–	–	(501)	–	–	(501)
Revenues	4,675	2,081	2,274	287	–	9,317
Cost of sales	(2,454)	(1,342)	(1,611)	(300)	–	(5,707)
Gross profit	2,221	739	663	(13)	–	3,610
Other operating income (expense)	(43)	(228)	854	7	(220)	370
Profit (loss) from operations	2,178	511	1,517	(6)	(220)	3,980

Net finance expense	(37)	(32)	(27)	(11)	(54)	(161)
Non-operating income (expense)	16	6	5	–	(39)	(12)
Share of loss of associates and joint ventures	–	(1)	–	–	(2)	(3)
Profit (loss) before taxes	2,157	484	1,495	(17)	(315)	3,804
Capital expenditures	638	510	259	324	5	1,736
Goodwill	702	397	–	–	–	1,099
Total assets	$15,386	$9,671	$3,674	$6,136	$3,506	$38,373

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2017 (restated)
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$4,678	$1,640	$2,879	$–	$–	$9,197
Less: Intra-segment revenues	–	–	(443)	–	–	(443)
Revenues	4,678	1,640	2,436	–	–	8,754
Cost of sales	(2,289)	(1,342)	(1,819)	–	–	(5,450)
Gross profit	2,389	298	617	–	–	3,304
Other operating income (expense)	(70)	19	24	(21)	(203)	(251)
Profit (loss) from operations	2,319	317	641	(21)	(203)	3,053

Net finance expense	(4)	(35)	(23)	(5)	(106)	(173)
Non-operating income (expense)	(28)	7	(10)	–	(95)	(126)
Share of income of associates and joint ventures	–	2	–	–	3	5
Profit (loss) before taxes	2,287	291	608	(26)	(401)	2,759
Capital expenditures	469	284	158	661	3	1,575
Goodwill	702	383	–	–	–	1,085
Total assets	$14,773	$9,135	$3,765	$4,961	$2,817	$35,451

10.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The outcome with respect to actions outstanding or pending as at September 30, 2018, or with respect to future claims, cannot be predicted with certainty.

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding remediation to be undertaken, and that work is ongoing.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the District Court ruled in favour of the Tribal plaintiffs awarding approximately US$9 million in past response costs and TML appealed that decision, along with certain other findings in the first phase of the case, in the Ninth Circuit Court of Appeals, which upheld the trial court ruling in September 2018. Teck Metals has applied for rehearing of the Ninth Circuit ruling.
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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	CONTINGENCIES, continued

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and Feasibility Study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the third quarter of 2018, Teck Coal Limited (TCL) received notice from Canadian Federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the Provincial government. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If Federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defenses to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

11.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

12.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 — Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 — Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 — Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

12.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2018 and December 31, 2017 are summarized in the following table:

(CAD$ in millions)	September 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$230	$–	$–	$230	$722	$–	$–	$722
Marketable equity securities	44	–	36	80	124	–	–	124
Debt securities	83	–	3	86	37	–	4	41
Settlement receivables	–	502	–	502	–	687	–	687
Derivative instruments and embedded derivatives	–	104	–	104	–	126	–	126
	$357	$606	$39	$1,002	$883	$813	$4	$1,700

Financial liabilities
Derivative instruments and embedded derivatives	$–	$53	$–	$53	$–	$43	$–	$43
Settlement payables	–	27	–	27	–	39	–	39
	$–	$80	$–	$80	$–	$82	$–	$82

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at September 30, 2018.

As at December 31, 2017, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement.

13.	ADOPTION OF NEW IFRS PRONOUNCEMENTS

We have adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

a)	Adjustments to Consolidated Financial Statements

All of the adjustments to previously reported figures outlined below relate to the adoption of IFRS 15 (Note 13(b)).

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

Adjustments to Condensed Consolidated Balance Sheets

(CAD$ in millions)	December 31, 2017	September 30, 2017	January 1, 2017

Equity before accounting changes	$19,525	$19,125	$17,601
Adjustments to equity relating to:
Trade and settlement receivables	(61)	(31)	–
Inventories	32	14	–
Current portion of deferred consideration	23	24	32
Current income taxes payable	5	3	–
Deferred consideration	651	655	723
Deferred income tax liabilities	(182)	(182)	(190)
Equity after accounting changes	$19,993	$19,608	$18,166

Equity after accounting changes attributable to:
Shareholders of the company	$19,851	$19,468	$18,007
Non-controlling interests	142	140	159
	$19,993	$19,608	$18,166

Adjustments to Condensed Consolidated Statements of Income

(CAD$ in millions)	Three months ended September 30, 2017	Nine months ended September 30, 2017	Year ended December 31, 2017

Profit before accounting changes	$607	$1,770	$2,538
Adjustments to profit relating to:
Revenues	(54)	(87)	(138)
Cost of sales	30	46	76
Provision for income taxes	8	12	13
Profit after accounting changes	$591	$1,741	$2,489

Profit after accounting changes attributable to: Shareholders of the company	$584	$1,720	$2,460
Non-controlling interests	7	21	29
	$591	$1,741	$2,489
Earnings per share after accounting changes
Basic	$1.01	$2.98	$4.26
Diluted	$0.99	$2.93	$4.19

The adjustments to profit relating to the new IFRS pronouncements in Note 13(b) decreased basic earnings per share by $0.03, $0.05 and $0.08 for the three and nine months ended September 30, 2017 and the year ended December 31, 2017, respectively. Diluted earnings per share decreased by $0.03, $0.05 and $0.09 for the three and nine months ended September 30, 2017 and the year ended December 31, 2017, respectively.
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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

Adjustments to Condensed Consolidated Statements of Comprehensive Income

(CAD$ in millions)	Three months ended September 30, 2017	Nine months ended September 30, 2017	Year ended December 31, 2017

Comprehensive income before accounting changes	$529	$1,614	$2,501
Adjustments to comprehensive income relating to:
Profit	(16)	(29)	(49)
Other comprehensive income:
Currency translation difference	(28)	(53)	(48)
Comprehensive income after accounting changes	$485	$1,532	$2,404

Comprehensive income after accounting changes attributable to:
Shareholders of the company	$483	$1,520	$2,383
Non-controlling interests	2	12	21
	$485	$1,532	$2,404

b)	Revenue from Contracts with Customers

Overview of Changes in IFRS

We adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

Timing and Amount of Revenue Recognized

Based on our analysis, the timing and amount of our revenue from product sales did not change significantly under IFRS 15. The only exception to this relates to steelmaking coal sales where we have a shipment that is partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full shipment and accordingly, we cannot recognize revenue until the full shipment is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full shipment.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to these freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. There will be no effect on our gross profit as the freight costs will be netted against revenue for these arrangements and not presented within cost of sales.

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Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

We have assessed the effects of IFRS 15 on our silver and gold streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo, respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. Under the recognition and measurement principles of IFRS 15, any gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we have recognized the deferred consideration recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017. We have also reversed the amortization of the deferred consideration that was recorded as a reduction of cost of sales for each quarter of 2017.

The tables in Note 13(a) outline the adjustments to our financial statements resulting from the adoption of IFRS 15, described above, for all comparative periods presented.

c)	Financial Instruments

We adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. We elected not to adopt the hedging requirements of IFRS 9 on January 1, 2018, but will adopt them on October 1, 2018. There were no measurement changes to our financial statements as a result of adopting IFRS 9. We did not record adjustments relating to the implementation of the expected credit loss model for our trade receivables or investments in debt securities and our expected credit loss allowances for these financial assets are nominal as at January 1, 2018 and September 30, 2018.

14.	DISPOSITIONS

During the third quarter ended September 30, 2018, the transaction for the sale of our two-thirds interest in the Waneta Dam and related transmission assets to BC Hydro closed. As part of the sale, we entered into a 20-year arrangement to purchase power for our Trail Operations, with an option to extend the arrangement for a further ten years on comparable terms. We have recognized this transaction as a disposition of the Waneta Dam and related transmission assets and have recorded a pre-tax gain, net of transaction costs, of $888 million (after-tax $812 million) in the third quarter based on proceeds of $1.203 billion. The gain is recorded in other operating income (expense) (Note 4). The power supply arrangement is accounted for as an ongoing cost to operate and is recorded through cost of sales. The power supply arrangement results in additional power costs of $75 million per year, escalating at 2% per year, recorded in costs of sales.

75    Teck Resources Limited 2018 Third Quarter News Release